2/12

07020978

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kirin Brewery Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

FEB 15 2007

THOMSON FINANCIAL

FILE NO. 82- 00188

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 2/12/07

KIRIN BREWERY COMPANY, LIMITED

February 7, 2007

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2006

AR/S
12-31-06

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for approval of financial results: February 7, 2007

Application of US GAAP: None

1. Business results and financial positions for the current fiscal year

(January 1, 2006 - December 31, 2006)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2006	1,665,946	2.1	116,358	4.2	120,865	5.2
Year ended December 31, 2005	1,632,249	(1.4)	111,708	2.1	114,881	7.8

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2006	53,512	4.4	55.98	-	5.4	6.2	7.3
Year ended December 31, 2005	51,263	4.4	53.23	-	5.6	6.1	7.0

Notes : a. Equity in earnings of affiliates:

December 31, 2006 ¥ 8,131 million
December 31, 2005 ¥ 8,495 million

b. Average number of shares of common stock outstanding during the period (Consolidated) :

December 31, 2006 955,956,253 shares

December 31, 2005 958,116,770 shares

c. Change in accounting policies: None

d. Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2006 to those for the year ended December 31,2005.

(2) Financial positions:

	Total assets	Net assets	Ratio of equity to total assets	Net assets per share
	(¥ millions)	(¥ millions)	(%)	(¥)
December 31, 2006	1,963,586	1,043,724	50.6	1,040.44
December 31, 2005	1,937,866	972,601	50.2	1,016.74

Note : Number of shares of common stock issued and outstanding (Consolidated) :

December 31, 2006 955,352,673 shares

December 31, 2005 956,334,972 shares

(3) Cash flows:

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	(¥ millions)	(¥ millions)	(¥ millions)	(¥ millions)
Year ended December 31, 2006	123,685	(153,239)	(50,012)	86,588
Year ended December 31, 2005	104,716	(66,693)	(52,041)	164,800

(4) Scope of consolidation and application of equity method:

Consolidated subsidiaries: 272 companies

Subsidiaries accounted for by equity method: None

Affiliates accounted for by equity method: 19 companies

(5) Change in scope of consolidation and application of equity method:

Consolidation: Increase 23 companies, Decrease 8 companies

Equity method: Increase 6 companies, Decrease 3 companies

2. Forecast of business results for the next fiscal year (January 1, 2007-December 31, 2007)

	Sales	Ordinary income	Net income
	(¥ millions)	(¥ millions)	(¥ millions)
6 months ending June 30,2007	859,000	37,000	10,000
Year ending December 31, 2007	1,880,000	121,000	55,000

(Reference) Forecasted net income per share (Year ending December 31, 2007) ¥ 57.57
Forecasted operating income (6 months ending June 30, 2007) ¥ 38,000 millions
Forecasted operating income (Year ending December 31, 2007) ¥ 121,000 millions

(Note) Please refer to page 10, 11 and 13 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Company, Limited ("the Company"), 272 consolidated subsidiaries and 19 affiliates accounted for by the equity method. The major group companies in the respective business segments are as follows:


Alcohol Beverages Business
Kirin Communication Stage Co.,Ltd.
Cooperation for Sales of Alcohol Beverages
LION NATHAN LTD. and 141 others
Sale and Manufacture of Malts
KIRIN AUSTRALIA PTY. LTD.
Kirin (China) Investment Company, Limited
Kirin Brewery (Zhuhai) Company, Limited
* Dalian Daxue Brewery Company, Limited and 2 others
* SAN MIGUEL CORPORATION
Mercian Corporation and 5 others
EI SHO GEN Co., Ltd.
KIRIN DISTILLERY Co., Ltd.
Sale of Liquors, etc.
RAYMOND VINEYARD & CELLAR, INC.
Four Roses Distillery LLC
8 others, Total 168 companies
Soft Drinks Business
Sale of Soft Drinks,etc.
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp
Tokyo Kirin Beverage Service Co., Ltd.
Kansai Kirin Beverage Service Co., Ltd.
Vivax Co., Ltd.
Kirin MC Danone Waters Co., Ltd.
Kirin-Tropicana, Inc.
Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd.
Beijing President Kirin Beverage Corporation
Siam Kirin Beverage co., Ltd.
* Kirin-Tropicana,Inc.
and 10 others
The Coca-Cola Bottling Company of Northern New England, Inc.
and 5 others
Total 26 companies
Kirin Brewery Company, Limited
Pharmaceuticals Business
Sale and Manufacture of Pharmaceuticals
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.
Consent to use of Patent
* KIRIN-AMGEN,INC
8 others, Total 10 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd
* YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd and 15 others
Engineering Service
Kirin Engineering Co., Ltd
Sale and Manufacturing of Machinery
Kirin Techno-System Co., Ltd and other
Kirin Agribio EC B.V. and 25 others
Kirin Well-Foods Company, Limited
Takeda-Kirin Foods Corporation
* PT KIRIN-MIWON FOODS
Yokohama Arena Co., Ltd
Import/Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC
Information Systems
KIRIN BUSINESS SYSTEM Co., Ltd
32 others Total 87 companies

Consolidated subsidiaries are stated above, except for * marked affiliates to which the equity method is applied

Note Among subsidiaries, Kirin Beverage Corporation whose stock was listed on the first section of Tokyo Stock Exchange, along with conclusion of share exchange agreement on July 10, 2006, delisted its stock from the Tokyo Stock Exchange in accordance with the criteria of delisting set by Tokyo Stock Exchange on August 11, 2006.

([box] means the consolidated subsidiaries of Kirin Beverage Corporation.)

Management Policies

1. GROUP VISION

In May 2006 Kirin announced Kirin Group Vision 2015 ("KV2015"), its long-term operating framework until 2015.

Long-Term Group Vision: Kirin Group Vision 2015

- Nurture close links with customers through products that provide the enjoyment of food and health
- Integrate expertise in fermentation and biotechnology, manufacturing, and research and marketing to create value and offer distinctive products of the highest quality
- Be a leading company in Asia and Oceania, with alcohol beverages, soft drinks and pharmaceuticals as core businesses

2. MEDIUM- TO LONG-TERM STRATEGY AND TARGETS

Under KV2015 Kirin aims to create a quantum leap in growth by moving beyond the current path of business development. In July 2007 Kirin plans to create a more dynamic, responsive group management structure by introducing a holding company structure[1]. Under this structure, a holding company, Kirin Holdings, will oversee an alignment of group operating companies including Kirin Brewery in the domestic alcohol beverages business, Kirin Beverage, which has become a wholly owned subsidiary, and Mercian Corporation, with which Kirin has formed a business and capital alliance. This initiative is intended to strengthen the group's business foundation and support strategies such as moving further towards becoming a comprehensive beverages group, internationalizing Kirin's business, and developing the health food and functional food business while enhancing group synergies and aggressively investing resources in pursuit of maximized corporate value. Financial targets for 2015, the final year of the plan, are for consolidated sales of ¥3 trillion (¥2.5 trillion excluding liquor tax), an operating profit margin of more than 8% (or more than 10% excluding liquor tax), and a contribution from overseas operations of approximately 30% of sales and profit (both excluding liquor tax).

In December 2006, Kirin announced KV2015 Stage I: Kirin Group's 2007-2009 Medium-term Business Plan for the three years to 2009. Quantitative targets for 2009, the final year of the plan, are for consolidated group sales of ¥2.15 trillion (¥1.7 trillion excluding liquor tax), operating income of more than ¥150 billion, and an operating profit margin in excess of 7% (or more than 9% excluding liquor tax). Management will also focus on capital efficiency and shareholder value, aiming to achieve ROE of more than 7% in the year ending December 2009 as a milestone on the path to a target ROE of 10% in 2015.

3. DISTRIBUTION OF PROFITS

Kirin views the appropriate distribution of profits to shareholders as one of the key management issues, and has distributed a divided to shareholders in every financial period since establishment in 1907. Management believes that shareholders' needs can be met by providing a stable, continuous dividend that in each period takes into consideration comprehensive assessment of business performance, the target payout ratio, and future capital requirements.

Under the current medium-term business plan, a new target payout ratio of 30%-plus on a consolidated basis has been established, with the aim of increasing dividends through realizing a growth strategy. Retained earnings will be used for business and capital investment that can boost corporate value in core and other areas including alcohol beverages, soft drinks, and pharmaceuticals. The acquisition of treasury shares will continue to be considered flexibly according to circumstances to boost capital efficiency.

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[1] For details on business separations being implemented on the adoption of a holding company structure, please see page 65.

4. SHARE TRADING UNIT

Kirin recognizes the importance of expanding its shareholder base of individual investors and increasing the liquidity of its stock. The Company will continue to consider reducing the share trading unit for Kirin shares, taking into account factors such as overall costs and benefits and trends in the stock market.

5. ISSUES FOR THE KIRIN GROUP

The following are specific strategies outlined in KV2015 Stage I: Kirin Group's 2007-2009 Medium-term Business Plan.

1. Strengthen Kirin's business foundations and realize a quantum leap in growth
   (1) Create renewed growth in the domestic alcohol beverage business
   (2) Move further toward becoming a comprehensive beverages group
   (3) Internationalize Group's business
   (4) Develop the health food and functional food business
   (5) Accelerate growth in pharmaceuticals and leverage proprietary strengths to develop the agribio business
2. Pursue a financial strategy that maximizes corporate value
3. Adopt a new group management structure
4. Raise KIRIN brand value and implement Kirin Group CSR

Kirin will seek to boost corporate value by reforming the corporate structure and expanding group synergies, and create further growth and a 'Group premium' by aggressively investing resources as necessary. At the same time we will retain a shareholder value-oriented management approach, and adopt a financial strategy that facilitates a quantum leap in growth. Moreover, under the new slogan *Taste that makes you smile*, Kirin will seek continued customer support as a brand that symbolizes trust and vitality.

Business Results and Financial Position

1. BUSINESS PERFORMANCE

The Japanese economy continued to recover in the year under review, with higher corporate earnings leading to stronger capital investment and an improvement in employment despite some weakness in consumption. At the same time, certain factors, such as trends in oil prices, continued to add uncertainty to the outlook.

The domestic alcohol beverages industry was influenced by the aging population of Japan, the diversification of consumer tastes, revisions to liquor taxes, and other factors such as an unseasonably cool summer, with the result that the combined market for beer + happo-shu + new genre decreased by about 1%. New genre products grew substantially to account for approximately 20% of this combined market, and a new market composition for the three product categories became more clearly established. The domestic soft drinks market was also affected by the cool summer, with overall industry sales declining by around 1%.

Kirin Group's approach during the year, the final year of its three-year medium-term business plan for 2004-2006, was to continue efforts to raise KIRIN brand value, and vigorously promote a qualitative shift towards being a development-and-proposal oriented group. The company also announced Kirin Group Vision 2015 (KV2015), a long-term business framework designed to take Kirin beyond its previous trajectory to achieve a quantum leap in growth.

Kirin's consolidated sales and profits increased year on year, supported by factors such as higher sales volumes of happo-shu and new genre, with consolidated sales increasing 2.1% to ¥1,665.9 billion, consolidated operating income increasing 4.2% to ¥116.3 billion, consolidated ordinary income increasing 5.2% to ¥120.8 billion, and consolidated net income increasing 4.4% to ¥53.5 billion.

Results by business segment were as follows.

Alcohol Beverages Business

In the domestic alcohol beverage market we are endeavoring to develop our operations as a comprehensive alcohol beverages business while continuing to promote a shift from price-driven marketing to value-driven marketing, and as a result of our efforts we have secured leading positions in each category.

In beer, consumer expectations for distinctive, premium-style beer products are increasing, In addition to launching *Kirin Ichiban Shibori Muroka Nama*, an *Ichiban Shibori* brand extension in the chilled beer category, we broadened the previous on-premise focus of our premium beer *Kirin Braumeister* to include sales throughout the year of the product in cans, allowing home consumers access to the premium beer experience. Overall Kirin beer sales volumes, however, were below the previous year.

In happo-shu, our rich-tasting new happo-shu product *Kirin Enjuku* was very successful, with the result that sales volumes were approximately twice as high as originally planned. Sales of *Tanrei Green Label*, with 70% reduced sugar,[2] also remained strong, and we enhanced our No. 1 position in the happo-shu market and achieved a year-on-year sales increase even as the overall market shrunk considerably.[3]

In the fast-growing new genre category, our relaunch of *Kirin Nodogoshi* added to the ongoing success of this product, and Kirin maintained an overwhelming market position as No. 1.[4] We also secured a patent for the new in-house browning process technology invented for *Kirin Nodogoshi Nama*, based on the method of producing a 'fermented alcohol beverage superior in taste and color.'

Driven by good sales of *Kirin Nodogoshi* and happo-shu, Kirin's sales volume of beer + happo-shu + new genre for 2006 increased 4.8% year on year, outperforming the industry average in a very competitive market, and marking the second consecutive year of growth.

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[2] Compared to regular Kirin happo-shu

[3] Taxed shipments of happo-shu for 2006

[4] Taxed shipments for 2006

In chu-hi, we added a new flavor *Kirin Chu-hi Hyoketsu Yuzu* to the lineup of the standard *Kirin Chu-hi Hyoketsu* series, and in the 50% reduced sugar series added *Hyoketsu Hayazumi Grapefruit*. At the same time, we enhanced our brand value and improved our product lineup in this growth category with the launch of products such as *Shinluchu Anzu Soda*. Meanwhile, with the aim of normalizing the market and in an environment where discount sales are considered to be a factor in underage drinking, we resolved to introduce open pricing and new guidelines from January 1, 2007.

In the shochu market, we launched two 'authentic' shochu products *Kirin Kaori Mugi* and *Kirin Maroyaka Imo* for on-premises consumption nationwide. In wines, we took measures to boost sales and grow the market, based on the promotion of *Franzia* wine, the world's biggest selling wine brand,[5] and French sparkling wine *Café de Paris*, among others.

In marketing, Kirin's activities in support of the winter Olympic campaign at the start of the year were well received. Further, as an official sponsor of the Japan national soccer team we engaged in active promotional programs around the running of the 2006 FIFA world cup™ in Germany. We also introduced a gift campaign in advance of activities relating to our 100th anniversary in 2007.

A further initiative during the year was the formation of a business and capital alliance with Mercian Corporation, strengthening Kirin's comprehensive beverages business scope. Under this alliance, wine operations will be concentrated in Mercian Corporation and shochu and RTD (Ready-to-Drink; mainly canned chu-hi) operations will be concentrated in Kirin, with the aim of leveraging the companies' respective strengths, making efficient use of management resources, and boosting profitability.

Kirin's overseas alcohol beverages business is mainly being pursued in Asia and Oceania. Sales of beer at Lion Nathan in Australia were solid, with the company achieving its 7th consecutive year of increased profit. In China, we reached agreement on capital participation in Hangzhou Qiandaohu Brewery Company, Limited, and secured a manufacturing site in the high-potential Yangtze River Delta region. At Kirin Brewery (Zhuhai) Co., Ltd., we are currently constructing a new brewery that will double existing production capabilities and provide superior brewing facilities. At Dalian Daxue Brewery Co., Ltd., we launched our first Kirin brand product *Zui Qilin*. In the Russian market, where the market has continued double-digit growth, we began local production with the aim of increasing quality, competitiveness and sales.

Consolidated sales and income in the alcohol beverages business both increased for the year under review, supported by higher sales volumes in the domestic alcohol business. Consolidated sales increased 4.3% to ¥163.3 billion, and operating income increased 10.1% to ¥83.2 billion.

Soft Drinks Business

On October 1, following an exchange of shares, Kirin Beverage became a wholly owned subsidiary of Kirin Brewery.

In the domestic soft drinks business, our efforts have been directed at expanding our business scale by focusing on core brands and tailoring sales strategies to specific regions and business channels. Amidst severe competition we achieved a 3% increase in case sales for the year, higher than the industry average. This was supported by the popularity of *Kirin Gogono-Kocha*, in its 20th year of sales, and the freshness-controlled *Kirin Fire Hikitate Koubou* series of canned coffee. Sales of *Kirin Alkali-Ion-no Mizu* and *Volvic* in the fast-growing mineral water market also remained strong.

In production, Kirin's Hokuriku plant began producing *Kirin Alkali-Ion-no-Mizu* in 'Pecology' bottles—the lightest two-litre PET bottle in Japan—in a move that reduced unit production costs and contributes to a reduction in environmental impact.

In overseas soft drinks operations, we began manufacture and sale of *Kirin Nama-cha* in Thailand—a market with good, long-term growth potential.

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[5] Largest sales volume of a single brand, according to IMPACT DATA BANK 2006 EDITION

Consolidated sales and income in the soft drinks business for 2006 both increased, with sales increasing 3.3% to ¥392.7 billion, and operating income increasing 1.8% to ¥19.7 billion.

Pharmaceuticals Business

During the year under review we continued active marketing of *ESPO*, a treatment for renal anemia, *GRAN*, an agent used for leukocytopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, and *PHOSBLOCK Tablets*, for the treatment of hyperphosphatemia.

We submitted KRN1493, a candidate medicine for secondary hyperparathyroidism with a new mechanism, for regulatory approval. We began sales of *Busulfex Injection*™ (commonly known as *Busulfan*), a conditioning agent prior to allogenic hematopoietic stem cell transplantation, and obtained regulatory approval for additional use in the field of pediatrics. Overseas, we began sales in Thailand of *Busulfex*, as a first step in our business development in ASEAN countries.

Although performance was good at local subsidiaries in China, Korea, Taiwan and Hong Kong, NHI pricing revisions and impact from Flat-Sum Reimbursement relating to dialysis treatment resulted in a year-on-year decrease in consolidated sales and operating income for the pharmaceuticals business, with sales decreasing 0.5% to ¥67.2 billion, and operating income decreasing 15.5% to ¥12.0 billion.

Other Businesses

In functional foods, although sales at Kirin Well-foods Co., Ltd. of diet support product *Lieta* were very strong, revisions to the product lineup and the impact of higher sales and marketing expenses led to a year-on-year decline in results. We established Kirin Yakult NextStage Company, Limited, a joint venture with Yakult Honsha, and commenced nationwide sales of *BBcube*, the first product in the companies' joint product development strategy. Takada-Kirin Foods Corp. formed a production alliance agreement with South Korean company Daesang Corporation to establish a joint venture in Indonesia to manufacture nucleotide seasonings. Construction of the factory began in July 2006 and production is scheduled to commence in the latter half of 2007.

In the Agribio business, core company Kirin Agribio Co., Ltd. worked to strengthen its business foundations by focusing on the seed and seedlings business.

Sales in other businesses decreased 13.6% to ¥142.6 billion and operating income decreased 19.4% to ¥3.5 billion.

2. FINANCIAL POSITION

Consolidated cash and cash equivalents ("cash") totaled ¥86.5 billion as of December 31, 2006, a decrease of ¥78.2 billion compared to the end of the previous fiscal year. Outflows for investment activities such as the acquisition of shares of Kirin Beverage Corporation were covered by cash reserves and others.

Consolidated cash flows were as follows:

Cash flow from operating activities

Net cash provided by operating activities was ¥123.6 billion, ¥18.9 billion higher than in the previous year. Although corporate tax payments increased ¥8.6 billion, working capital increased by ¥28.5 billion due to changes in items such as liquor taxes payable, accrued consumption tax, and deposits received.

Cash flow from investing activities

Net cash used in investing activities was ¥153.2 billion, ¥86.5 billion more than in the previous year. Investment in fixed assets was ¥59.9 billion, ¥3.0 billion less than in the previous year, and primarily related to capital investment in the domestic alcohol business. Investment for acquisition of subsidiaries was ¥101.8 billion, ¥92.7 billion higher than in the previous year, driven mainly by the acquisition of shares of Kirin Beverage Corporation and Mercian Corporation. The sale of fixed assets provided an inflow of ¥4.7 billion, and the sale or redemption of marketable securities and investment securities resulted in proceeds of ¥9.0 billion.

Cash flow from financing activities

Net cash used in financing activities was ¥50.0 billion, ¥2.0 billion less than in the previous year. Cash dividends paid increased ¥10.7 billion to ¥32.2 billion, and payments on bond maturation resulted in an outflow of ¥69.9 billion. Cash inflow from borrowings for the year was ¥54.9 billion.

Trends in Kirin Group's cash flow indices are as follows:

	Fiscal year ended 12/2004	Fiscal year ended 12/2005	Fiscal year ended 12/2006
Equity ratio (%)	47.1	50.2	50.6
Equity ratio based on market capitalization (%)	53.4	67.9	91.0
Debt service coverage (years)	2.5	3.0	2.4
Interest coverage ratio (times)	12.8	11.5	12.2

Notes:

1. All indices are calculated from consolidated financial data
2. Equity ratio = (Net assets – Minority interests) / Total assets
3. Equity ratio based on market capitalization = Market capitalization / Total assets

   [Market capitalization = market price on last trading day of period x total shares outstanding at end of period (excluding treasury stock)]
4. Debt service coverage = Interest-bearing liabilities / Operating cash flow

   [Interest-bearing liabilities refers to all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. Operating cash flow refers to net cash provided by operating activities in the consolidated statements of cash flow
5. Interest coverage ratio = Operating cash flow / Interest expenses

   [Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows.]

3. CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES

CSR within Kirin is positioned as an *"approach to earn the trust of society"*. During the year under review, in which authorities in Japan strengthened their efforts against driving under the influence of alcohol, we were closely engaged in efforts to prevent alcohol-related problems and promote appropriate drinking habits, reflecting our responsibilities as a manufacturer and marketer of alcohol beverages.

In environmental measures, we have set important quantitative targets for reducing emissions of CO_2 and other greenhouse gases. As part of our efforts to achieve the targets of reducing overall emission amounts and unit emissions[6] by 25% compared to 1990, we have been making major investments in initiatives such as changing fuel sources at plants from heavy oil to natural gas and intruding a cogeneration system in order to take maximum advantage of biogas. As a result of our rapid progress, the targets have been moved forward to the earlier date of 2007.[7] At the same time, we are acting locally on the issue of global warming, through a series of measures including review of the preset temperatures in our offices. Moreover, in continuation of the Kirin Brewery Forest Reservoir Project that began in 1999 as part of our efforts to protect water quality, we undertook forest planting in the catchments for our plant in Fukuoka, completing the spread of our activities to each of our 11 plants nationwide. We also formed an agreement regarding a Kirin Fujisanroku Water Supply Afforestation project as part of our initiatives in East Japan, with Kirin Distillery, which receives water for its Gotemba plant from national forests in Fujisanroku, becoming the first group-wide initiative.

In our support for sport we have been carrying out programs to support athletes of the Japanese Olympic Team at the Winter Olympics in Turin, the Japanese soccer team at the 2006 FIFA World Cup™ in Germany, and the Japanese team at the Basketball World Championship. Through our sponsorship of the Japanese national soccer team at Kirin Challenge Cup and elsewhere we inspire in people a mood of cheering on the team, offering them a way to experience

[6] Amount of emissions in production of 1kl of beer, happo-shu, etc.

[7] Originally scheduled for 2010. The overall emission has already been achieved.

the richness and enjoyment of life through sport. Along with Kirin Beverage, we have renewed our official sponsorship contract with the Japanese soccer team, confirming our continued support for the eight years between April 2007 and March 2015.

Last year, we presented an exhibition of results of research into historical beer brewing methods and the origins of beer in Japan, as part of our activities to heighten interest in beer culture. This exhibition traveled to ten of our breweries across Japan, and included reproductions of beer-making techniques from the Edo period through to the Meiji restoration.

4. OUTLOOK FOR 2007

2007 is both the first year of our 2007-2009 Medium-term Business Plan (KV2015 Stage I) and Kirin's 100th anniversary. During the year we will introduce a holding company structure as part of measures to realize the quantum leap in growth outlined in Kirin Group Vision 2015. While striving to increase KIRIN brand value, we will also seek to maximize corporate value under the following basic policies.

Basic Groupwide Policies

- Ensure a stable domestic alcohol beverage business as the foundation of the Group's operations, meet diverse customer needs by strengthening the Group's position as a comprehensive beverages group, and secure high levels of customer support and loyalty
- Create new value in response to customer needs by accelerating initiatives that target a new stage in the overseas alcohol, pharmaceutical, and health and functional food businesses, and pursuing a comprehensive beverages group strategy in the soft drinks business
- Implement Kirin Group CSR and secure the trust of society

Based on these policies, we have identified the following key issues for each business area, and will endeavor to meet the diversifying needs of customers while creating new value.

Domestic Alcohol Business

We aim to secure the highest possible level of support from customers through further promotion of our happo-shu and new genre products, introduction of a new beer, *Kirin The Gold*, for the next generation, and other measures. In the RTD growth area we intend to build an even stronger base for the future, while in shochu, wine, spirits and other areas we intend to develop appealing value proposals for customers, working in collaboration with Mercian Corporation to develop our comprehensive beverages business.

We will provide customers with delicious products by ensuring high levels of quality control in all processes from development and manufacture through to consumption. We will pursue a 'team Kirin' approach under which all members of our organization—in factories, distribution, sales and in every division—work to strengthen our development and proposal business model, and will continue to implement area marketing activities that are closely tailored to each sales area. We will implement a range of initiatives to commemorate our 100th year, including a *Kirin 100th Anniversary Customer Appreciation* campaign. In addition, we will encourage a more stable industry environment and contribute to efforts to prevent underage drinking, promoting a fair trading environment based on a cost plus mindset.

In the overseas alcohol business we will pursue our business alliances with Lion Nathan and San Miguel, while strengthening our beer business operations in the three primary China regions of the Yangtze River Delta, the Pearl River Delta and the three Northeast provinces.

Soft drink Business

We will work with wholly owned subsidiary Kirin Beverage to develop group synergies, by concentrating product development functions, combining manufacturing capabilities at beer breweries, pursuing joint merchandizing, and forming manufacturing and sales alliances in overseas markets. We will strengthen our alliance at all stages of the value chain and seek to increase sales volumes by developing an area-specific value-added approach to marketing, while strengthening our sales base by developing new markets and increasing the scope and product presence of our vending machine business. In addition, we will seek to leverage our strengths in product development by introducing new products aligned with the themes of being *natural*, *healthy*, *authenticy* and *advanced*, while continuing to promote our existing core products. In overseas soft drink business, we will begin production of high quality PET bottle products using specialist technology introduced at Shanghai Jin Jiang Kirin Beverage & Food Co., as part of a strategy to differentiate the business through high added value. In Thailand we will introduce new *Nama-cha* brands and increase our sales network. Based on Kirin's comprehensive beverage business strategy, active investment will take place to ensure a more dynamic business development.

Pharmaceuticals Business

In pharmaceuticals we aim to accelerate our growth by bringing new medicines to the market, while strengthening domestic sales supported by an increased number of medical representatives (MRs). We will continue focusing on the core areas of human antibody medicines and cell medicines as a future business pillar, and will construct a product development structure in the United States. New business alliances will also be considered as a means of strengthening our pharmaceutical operations.

Other Businesses

Under KV2015 we have positioned health foods and functional foods as a fourth business pillar for Kirin Group, and centered on Kirin Yakult NextStage Company, Limited we will be working to develop and propose value-added health foods and functional foods to expand the scale of our operations. Also contributing to business development in this area will be Takeda-Kirin Foods Corporation, which will be made a wholly owned subsidiary in April 2007 and renamed as Kirin Food-Tech Company, Limited. In agribio, resources will be concentrated in the seedlings business for floriculture, potatoes and other plant-related areas, while also developing advanced cultivation and growth proliferation techniques.

Corporate Social Responsibility (CSR)

In CSR, key tasks will include building on the trust society has in Kirin, applying risk management processes across the Group based on further strengthening of compliance procedures and internal controls, while ensuring the delivery of high quality, safe and secure food products and acting appropriately with regard to responsible drinking, the prevention of drink-driving and other issues associated with alcohol. In the environmental arena, we will continue measures with regard to the greenhouse effect and global warming and, on the occasion of Kirin's 100th year, will expand the Kirin Brewery Forest Reservoir Project that engages in conservation activities to protect water catchments serving all Kirin's breweries in Japan. We will actively pursue employee volunteer activities such as forest conservation, afforestation projects and other conservation initiatives, and through sports sponsorship, food culture research and other themes, we will continue measures to boost KIRIN brand value.

Forecasts for the year ending December 31, 2007 are for consolidated sales to increase 12.8% to ¥1,880.0 billion, consolidated operating income to increase 4.0% to ¥121.0 billion, consolidated ordinary income to increase 0.1% to ¥121.0 billion, and consolidated net income to increase 2.8% to ¥55.0 billion.

The planned dividend for fiscal 2007 is ¥18 per share, to be comprised of an interim dividend of ¥9 per share and a year-end dividend of ¥9 per share. This represents a planned increase of ¥1 per share compared to the dividend for the year ended December 2006.

5. BUSINESS RISKS

Outlined below are the main risks faced by Kirin in its business activities that have been identified as having the potential to have a significant impact on the decisions of investors. Information is also presented with regard to matters that are not necessarily risk factors, with the aim of ensuring active disclosure of information to investors. Based on an awareness and understanding of these risks, Kirin takes measures to prevent and reduce risks, and to respond appropriately in the case that any such risks eventuate.

The risk items outlined below are those identified by the Company as of December 31, 2006.

(1) Domestic markets and economic trends

Most of Kirin Group's Alcohol Beverages division operates in Japan. This business could therefore be significantly affected by domestic economic conditions and consumer trends with regard to alcohol beverages.

Furthermore, the declining birth rate and aging population profile in Japan could lead to a weakening of the alcohol beverages and soft drinks markets.

(2) Increased taxes on alcoholic beverages

Alcohol consumption in Japan could decline if increased taxes on alcohol beverages resulted in higher prices.

(3) Changes in regulatory environment regarding alcohol beverages

In order for the Kirin Group to fulfill its social responsibility as a manufacturer and vendor of alcohol products, advertising and publicity is conducted in accordance with strict voluntary standards. However, international standards in respect of the sale of alcohol products are under consideration by institutions such as the World Health Organization. In the long term Kirin faces the risk that sales of alcohol beverages could decline if guidelines were implemented that were significantly stricter than currently envisaged.

(4) Risk in the pharmaceutical business

Revisions to the Pharmaceutical Affairs law and associated ordinances, or the implementation of stricter regulations, could be disadvantageous to Kirin. Delays in the development of new products could pose a risk to the Company, as could the occurrence of unforeseen side effects from the Company's pharmaceutical products.

(5) Risk in overseas businesses

The Kirin Group has overseas operations focusing on Asia and Oceania. Risks associated with these operations include those outlined below. We take measures to ameliorate these risks but these risks may affect our business to a greater extent than we forecast.

- Revisions to tax systems and laws and stricter regulations that have an adverse effect on our company
- Occurrence of unforeseeable political, economic or social events
- Political or social factors such as the outbreak of war or terrorist activity, SARS or avian influenza epidemics
- Earthquakes and other natural disasters
- Currency fluctuations outside the forecast range

(6) Weather and natural disasters

Kirin Group's alcohol beverages or soft drinks businesses may be adversely affected by weather patterns such as unusually cold summers or extensive typhoons. Furthermore, earthquakes and natural disasters on a large scale could damage facilities, resulting in production levels falling short of requirements.

(7) Food safety

Kirin Group is continually strengthening its strict food quality management system. The entire Group is cooperating in the implementation of quality tests in order to offer customers 'safety in food'. However, in recent years, various issues have arisen to threaten food safety. If quality control problems occur that are beyond the scope of our anticipatory measures, Kirin's financial position and business performance could be adversely affected.

(8) Accidents at Group plants or at outsourced manufacturers

Although Kirin Group manufacturers many alcohol beverages and other products at its own plants, some of the Group's products are produced by external manufacturers, and some products are imported. The quality of all such goods is expected to be uniformly high, but the risk remains that our business could be adversely affected by quality problems at

Kirin or outside manufacturing plants or from imported goods.

(9) Environmental issues
Kirin Group currently complies with all laws regarding waste disposal and sanitation, and is thoroughly involved in manifesto management. Kirin also strictly complies with various environment laws concerning the atmosphere, water quality, noise pollution, vibrations, soil contamination and land subsidence, and other matters relating to industrial waste. However, a risk remains that human error or other factors could cause environmental pollution or other adverse impacts, and revisions to relevant laws and regulations may necessitate additional capital expenditure, raising costs and negatively impacting Kirin's financial situation and business performance.

(10) Information leaks
Kirin Group has formulated information security policies, is implementing internal training programs and is making every effort to protect data on individuals. However, risks such as those from hacking and document falsification remain. Furthermore, computer viruses could temporarily damage the company's computer systems, adversely impacting Kirin's financial position and business performance.

(11) Effects of legal restrictions
When carrying out our business the Kirin Group abides by domestic liquor tax laws, food sanitation laws and drug legislation. Furthermore, in each country in which the Group is present we comply with local laws. If such laws change, or if new, unforeseen laws or regulations are introduced, Group activities may be curtailed, adversely impacting Kirin's financial position and business performance.

(12) Litigation risks
Kirin Group has an internal business control structure and is putting efforts into strengthening compliance management as part of measures to ensure that Kirin Group does not violate statutes and regulations when carrying out its business. However, in the course of our business in Japan and overseas, there is a possibility that litigation will be brought against the Group or its employees for real or supposed infringements of product liability, intellectual property or other laws. Either directly as a result of legal proceedings or as the result of the loss of trust from customers resulting from such proceedings there is a risk that Kirin's financial situation and business performance could be negatively affected.

(13) Increase in the price of raw materials
Some of the main raw materials that Kirin Group uses are liable to changes in price depending on market conditions. Based on increases in the price of raw materials, manufacturing costs may also rise, adversely impacting Kirin's financial position.

(14) Changes in value of assets
Kirin's financial position and business performance could be adversely affected if the value of land, negotiable securities or other assets decreased significantly in value.

6. NOTE CONCERNING FORECASTS
The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group as of December 31, 2006. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

Please also note that non-consolidated forecasts for the year ending December 31, 2007 are only presented for the first half of the year, due to the planned transfer to a holding company structure on July 1, 2007.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2005 Amount	Percentage over total assets	At December 31, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash	(*1)	169,334		89,483		(79,851)
Notes and accounts receivable, trade	(*1)	290,077		321,694		31,617
Marketable securities		50		675		625
Inventories		94,156		119,887		25,731
Deferred tax assets		16,568		17,937		1,369
Other		27,219		28,059		840
Allowance for doubtful accounts		(2,551)		(1,950)		601
Total Current Assets		594,855	30.7	575,787	29.3	(19,068)
Fixed Assets						
Property, plant and equipment						
Buildings and structures (Purchase price)	(*1,2)	456,671		482,339		25,668
Less accumulated depreciation		(265,488)		(288,013)		(22,525)
Buildings and structures (Book value)		191,182		194,325		3,143
Machinery, equipment and vehicles (Purchase price)	(*1,2)	645,598		673,114		27,516
Less accumulated depreciation		(473,346)		(503,019)		(29,673)
Machinery, equipment and vehicles (Book value)		172,252		170,095		(2,157)
Land	(*1,5)	156,380		155,866		(514)
Construction in progress		25,990		33,110		7,120
Other (Purchase price)	(*1,2)	146,180		153,165		6,985
Less accumulated depreciation		(109,098)		(112,924)		(3,826)
Other (Book value)		37,081		40,240		3,159
Total		582,887	30.1	593,639	30.2	10,752
Intangible Assets						
Goodwill		22,509		96,853		74,344
Consolidation differences		38,412		-		(38,412)
Other	(*1)	74,954		72,846		(2,108)
Total		135,876	7.0	169,699	8.7	33,823
Investments and Other Assets						
Investment securities	(*3)	516,757		524,135		7,378
Long term loans receivable		6,261		3,891		(2,370)
Life insurance investments		37,193		37,910		717
Deferred tax assets		15,757		15,912		155
Other	(*3)	52,058		46,543		(5,515)
Allowance for doubtful accounts		(3,781)		(3,933)		(152)
Total		624,247	32.2	624,460	31.8	213
Total Fixed Assets		1,343,010	69.3	1,387,798	70.7	44,788
TOTAL ASSETS		1,937,866	100.0	1,963,586	100.0	25,720

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2005 Amount	At December 31, 2005 Percentage over total assets	At December 31, 2006 Amount	At December 31, 2006 Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes and accounts payable, trade		107,436		107,610		174
Short-term loans payable and long-term debt with current maturities	(*1)	18,269		25,629		7,360
Bonds due within one year		69,900		-		(69,900)
Liquor taxes payable		107,563		106,429		(1,134)
Income taxes payable		20,270		33,641		13,371
Allowance for employees' bonuses		-		2,305		2,305
Allowance for bonuses for directors and corporate auditors		-		297		297
Accrued expenses		79,479		85,991		6,512
Deposits received		29,318		24,866		(4,452)
Other		45,154		62,991		17,837
Total Current Liabilities		477,392	24.6	449,763	22.9	(27,629)
Long-term Liabilities						
Bonds		106,241		98,830		(7,411)
Long-term debt	(*1)	54,236		116,586		62,350
Deferred tax liabilities		62,443		71,028		8,585
Deferred tax liability due to land revaluation	(*5)	3,197		1,471		(1,726)
Employees' pension and retirement benefits		71,958		62,153		(9,805)
Retirement benefits for directors and corporate auditors		1,268		1,739		471
Reserve for repair and maintenance of vending machines		7,168		6,863		(305)
Reserve for loss on repurchase of land		3,643		2,987		(656)
Reserve for losses on guarantees		786		548		(238)
Deposits received	(*1)	72,507		69,795		(2,712)
Other		25,127		38,092		12,965
Total Long-term Liabilities		408,580	21.1	470,098	23.9	61,518
TOTAL LIABILITIES		885,972	45.7	919,862	46.8	33,890
MINORITY INTERESTS		79,292	4.1	-	-	(79,292)
Common stock		102,045	5.3	-	-	(102,045)
Capital surplus		70,999	3.7	-	-	(70,999)
Retained earnings		730,226	37.6	-	-	(730,226)
Land revaluation difference	(*5)	(4,713)	(0.2)	-	-	4,713
Net unrealized holding gains on securities		117,207	6.0	-	-	(117,207)
Foreign currency translation adjustments		(18,073)	(0.9)	-	-	18,073
Treasury stock, at cost		(25,091)	(1.3)	-	-	25,091
TOTAL SHAREHOLDERS' EQUITY		972,601	50.2	-	-	(972,601)
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,937,866	100.0	-	-	(1,937,866)

(¥ millions)

NET ASSETS	(Note)	At December 31, 2005 Amount	At December 31, 2005 Percentage over total assets	At December 31, 2006 Amount	At December 31, 2006 Percentage over total assets	Increase (Decrease) Amount
Shareholders' equity						
Common stock		-	-	102,045	5.2	102,045
Capital surplus		-	-	71,114	3.6	71,114
Retained earnings		-	-	732,134	37.3	732,134
Treasury stock, at cost		-	-	(26,797)	(1.4)	(26,797)
Total shareholders' equity		-	-	878,497	44.7	878,497
Valuation and translation adjustments						
Net unrealized holding gains on securities		-	-	122,466	6.2	122,466
Deferred gains or losses on hedges		-	-	(352)	(0.0)	(352)
Land revaluation difference	(*5)	-	-	(4,713)	(0.2)	(4,713)
Foreign currency translation adjustments		-	-	(1,907)	(0.1)	(1,907)
Total valuation and translation adjustments		-	-	115,492	5.9	115,492
Minority interests		-	-	49,734	2.6	49,734
TOTAL NET ASSETS		-	-	1,043,724	53.2	1,043,724
TOTAL LIABILITIES AND NET ASSETS		-	-	1,963,586	100.0	1,963,586

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2005 Amount	Year ended December 31, 2005 Percentage over sales	Year ended December 31, 2006 Amount	Year ended December 31, 2006 Percentage over sales	Increase (Decrease) Amount
Sales		1,632,249	100.0	1,665,946	100.0	33,697
Cost of sales	(*2)	973,920	59.7	987,852	59.3	13,932
Gross profit		658,328	40.3	678,093	40.7	19,765
Selling, general and administrative expenses	(*1,2)	546,619	33.5	561,735	33.7	15,116
Operating income		111,708	6.8	116,358	7.0	4,650
Non-operating income						
Interest income		1,058		1,484		426
Dividend income		3,225		5,124		1,899
Equity in earnings of affiliates		8,495		8,131		(364)
Other		6,038		4,401		(1,637)
Total		18,817	1.2	19,142	1.2	325
Non-operating expenses						
Interest expense		9,231		9,736		505
Loss on sale and disposal of finished goods		1,963		994		(969)
Other		4,449		3,904		(545)
Total		15,645	1.0	14,635	0.9	(1,010)
Ordinary income		114,881	7.0	120,865	7.3	5,984
Special income						
Gain on sale of fixed assets	(*3)	1,440		2,007		567
Reversal of allowance for doubtful accounts		2,182		670		(1,512)
Gain on sale of investment securities		1,633		7,940		6,307
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	(*4)	536		-		(536)
Gain on sale of shares of subsidiaries and affiliates		8		-		(8)
Reversal of reserve for loss on repurchase of land		-		270		270
Reversal of reserve for losses on guarantees		-		139		139
Total		5,802	0.4	11,028	0.7	5,226
Special expenses						
Loss on disposal of fixed assets	(*5)	4,264		6,041		1,777
Loss on sale of fixed assets	(*6)	605		127		(478)
Loss on impairment	(*7)	85		5,755		5,670
Loss on devaluation of investment securities		1,466		195		(1,271)
Loss on sale of investment securities		55		4		(51)
Business restructuring expense	(*8)	4,259		4,492		233
Loss on sale of shares of subsidiaries and affiliates		159		-		(159)
Expense of reserve for losses on guarantees		786		-		(786)
Amortization of goodwill	(*9)	-		1,588		1,588
Loss due to the change in the pension and retirement benefit plans	(*10)	-		2,126		2,126
Total		11,682	0.7	20,332	1.2	8,650
Income before income taxes and minority interests		109,001	6.7	111,560	6.7	2,559
Income taxes						
Income taxes - current		40,226		52,485		12,259
Income taxes - deferred		8,722		(1,627)		(10,349)
Total		48,949	3.0	50,858	3.1	1,909
Minority interests		8,788	0.5	7,189	0.4	(1,599)
Net income		51,263	3.1	53,512	3.2	2,249

CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2005 Amount
Capital surplus	
Additional paid-in capital	
Balance at beginning of year	70,984
Increase in capital surplus	
Surplus from sale of treasury stock	14
Balance at end of year	70,999
Retained earnings	
Retained earnings at beginning of year	687,905
Increase in retained earnings	
Net income	51,263
Increase due to assets revaluation of foreign subsidiaries	3,081
Foreign currency translation adjustments of foreign subsidiaries and affiliates	864
Increase due to change in accounting standards of foreign subsidiaries and affiliates	861
Total	56,071
Decrease in retained earnings	
Cash dividends paid	13,458
Bonuses paid to directors and corporate auditors	248
(Corporate auditors' portion included in the above)	(15)
Decrease due to inclusion of subsidiaries in the consolidation scope	42
Total	13,749
Balance at end of year	730,226

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Year ended December 31, 2006) (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the period					
Dividends from surplus			(14,820)		(14,820)
Directors bonuses from appropriation			(270)		(270)
Net income			53,512		53,512
Increase due to new consolidation of subsidiaries			562		562
Decrease due to new consolidation of subsidiaries			(10)		(10)
Decrease due to exclusion of affiliates accounted for by the equity method			(24,404)		(24,404)
Acquisition of treasury stock				(1,855)	(1,855)
Disposal of treasury stock		114		150	265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,057)		(6,057)
Net changes of items other than shareholders' equity					
Total changes of items during the period		114	1,907	(1,705)	316
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	-	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the period							
Dividends from surplus							(14,820)
Directors bonuses from appropriation							(270)
Net income							53,512
Increase due to new consolidation of subsidiaries							562
Decrease due to new consolidation of subsidiaries							(10)
Decrease due to exclusion of affiliates accounted for by the equity method							(24,404)
Acquisition of treasury stock							(1,855)
Disposal of treasury stock							265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,057)
Net changes of items other than shareholders' equity	5,258	(352)		16,165	21,071	(29,558)	(8,486)
Total changes of items during the period	5,258	(352)		16,165	21,071	(29,558)	(8,169)
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	(Note)	Year ended December 31, 2005 Amount	Year ended December 31, 2006 Amount	Increase (Decrease) Amount
Cash flows from operating activities				
Income before income taxes and minority interests		109,001	111,560	2,559
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization		71,002	68,432	(2,570)
Loss on impairment		85	5,755	5,670
Amortization of consolidation differences		3,507	-	(3,507)
Amortization of goodwill		-	8,040	8,040
Increase (decrease) in employees' pension and retirement benefits		(1,258)	(9,976)	(8,718)
Interest and dividend income		(4,283)	(6,609)	(2,326)
Equity in earnings of affiliates		(8,495)	(8,131)	364
Interest expense		9,231	9,736	505
Gain on sale of fixed assets		(1,440)	(2,007)	(567)
Gain on sale of marketable securities and investment securities		(1,633)	(7,940)	(6,307)
Loss on disposal and sale of fixed assets		4,870	6,169	1,299
Loss on devaluation of investment securities		1,466	195	(1,271)
Decrease (increase) in notes and accounts receivable, trade		3,238	3,031	(207)
Decrease (increase) in inventories		(8,336)	(5,198)	3,138
Increase (decrease) in notes and accounts payable, trade		(4,329)	(8,558)	(4,229)
Increase (decrease) in liquor taxes payable		(9,724)	(1,203)	8,521
Increase (decrease) in consumption taxes payable		(4,044)	1,940	5,984
Increase (decrease) in deposits received		(21,858)	(7,764)	14,094
Other		4,449	10,741	6,292
Sub-total		141,447	168,213	26,766
Interest and dividend received		7,254	9,094	1,840
Interest paid		(9,114)	(10,104)	(990)
Income taxes paid		(34,871)	(43,517)	(8,646)
Net cash provided by operating activities		104,716	123,685	18,969
Cash flows from investing activities				
Payment for purchases of property, plant and equipment and intangible assets		(62,960)	(59,953)	3,007
Proceeds from sale of property, plant and equipment and intangible assets		14,339	4,745	(9,594)
Payment for purchases of marketable securities and investment securities		(35,409)	(6,716)	28,693
Proceeds from sale and redemption of marketable securities and investment securities		18,447	9,095	(9,352)
Payment for purchases of shares of subsidiaries		(6,755)	(75,585)	(68,830)
Payment for acquisition of shares of newly consolidated subsidiaries	(*2)	(2,336)	(26,253)	(23,917)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	(*3)	7,718	-	(7,718)
Other		261	1,428	1,167
Net cash used in investing activities		(66,693)	(153,239)	(86,546)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable		(287)	(980)	(693)
Proceeds from long-term debt		6,325	77,684	71,359
Repayment of long-term debt		(25,151)	(21,770)	3,381
Payment for redemption of bonds		-	(69,900)	(69,900)
Payment for purchase of treasury stock		(10,693)	(1,855)	8,838
Proceeds from sale of treasury stock		72	265	193
Payment for purchase of treasury stock by the consolidated subsidiary		-	(906)	(906)
Cash dividends paid		(13,446)	(14,830)	(1,384)
Cash dividends paid to minority shareholders		(8,086)	(17,408)	(9,322)
Other		(774)	(309)	465
Net cash used in financing activities		(52,041)	(50,012)	2,029
Effect of exchange rate fluctuation on cash and cash equivalents		1,563	704	(859)
Net increase (decrease) in cash and cash equivalents		(12,456)	(78,862)	(66,406)
Cash and cash equivalents at beginning of year		177,257	164,800	(12,457)
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries		-	650	650
Cash and cash equivalents at end of year	(*1)	164,800	86,588	(78,212)

SIGNIFICANT ACCOUNTING POLICIES

1. Scope of consolidation

(1) Consolidated subsidiaries: 272 companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, MERCIAN CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New acquisition	15	Mercian Corporation and its subsidiaries, subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc.
	New establishment, etc.	6	Subsidiaries of LION NATHAN LTD., subsidiary of KIRIN BEVERAGE CORPORATION and other
	Increase in materiality	2	Kirin Holdings Netherlands B.V. and other
Decrease	Sale of shares	4	Flowergate Co., Ltd. and others
	Merger	2	Subsidiaries of The Coca-Cola Bottling Company of Northern New England, Inc.
	Exchange of shares	2	Subsidiaries of Hematech, Inc.

(Note) Kirin Holdings Netherlands B.V. changed its name from KIRIN International Finance (Netherlands) B.V., as of October. 27, 2006

(2) Major unconsolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Certain subsidiaries including KIRIN AGRIBIO USA, INC. were excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 19 companies
Major affiliated companies: YONEKYU CORPORATION, SAN MIGUEL CORPORATION

The following table shows changes of the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New acquisition	2	Affiliates of Mercian Corporation
	New establishment	3	Affiliate of Takeda Kirin Foods Ltd. and others
	Sale of shares	1	Subsidiary of Kirin Agribio EC B.V.
Decrease	Sale of shares	2	Flower Season Ltd. and other
	Exchange of shares	1	Kinki Coca-Cola Bottling Co., Ltd.

(3) Certain investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. and affiliates including DIAMOND SPORTS CLUB CO., LTD. were not accounted for the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements were immaterial.

(4) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method.
Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods.

(5)The Company had recognized equity in earnings of SAN MIGUEL CORPORATION based on its year-end financial statements.
As the Company has made an effort to respond to the demands for expediting the process of business performance disclosure, and in consideration of the difficult situation to calculate equity in earnings of affiliates using its final figures from the year ended December 31, 2006, the Company calculates equity in earnings of SAN MIGUEL CORPORATION based on its third quarter financial statements.
As a result, the Company recognized equity in earnings of SAN MIGUEL CORPORATION based on the financial statements for the 9 months.

3. Fiscal year-ends of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose fiscal year-ends are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(*i)
Twyford International Inc.	September 30	(*i)
Japan Potato Corporation	September 30	(*i)
Kirin Agribio EC B.V. and its subsidiaries	September 30	(*i)
Chateau REYSSON	October 31	(*i)
NIPPON LIQUOR LTD	March 31	(*ii)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.

(*ii) The Company used the financial statements based on preliminary statements as of its fiscal year end for the years that ended consolidation.

(iii) Kirin Agribio Co., Ltd and Kirin Agribio EC N.V. and its subsidiaries changed their fiscal year end from December 31 to September 30, respectively.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities
1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.
3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments
Derivative financial instruments are stated at fair value.

(c) Valuation of inventories
1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, plant and equipment
1) Depreciation is calculated using the declining-balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.

(b) Amortization of intangible assets
1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts
The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for employees' bonuses
The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment.
(Additional information)
The Company provides allowance for bonuses effective from the year ended December 31, 2006, since the Company revised rules for payment of employees' bonuses for the second half of the fiscal year, including the partial introduction of performance-linked bonuses, which caused partial difference between the period subject to the payment of bonuses and the timing of such payment. The effect of this change was to decrease operating income, ordinary income and income before income taxes and minority interests by ¥1,560 million, respectively. The effect of this change on segment information is explained in Note "SEGMENT INFORMATION." As the Company records allowance for employees' bonuses, allowance for employees' bonuses at some subsidiaries, which had previously been included in "Other" of Current Liabilities ,which amounted to ¥663 million for the year ended December 31, 2005, is presented in "Allowance for employees' bonuses" from the year ended December 31, 2006.

(c) Allowance for bonuses for directors and corporate auditors
The Company and consolidated subsidiaries provide allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

(d) Employees' pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.

(e) Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and consolidated subsidiaries.

(f) Reserve for repair and maintenance of vending machines

Kirin Beverage Corporation and consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.

(g) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(h) Reserve for losses on guarantees

The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statements of income in the period which includes the inception date, and

b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

4) Interest rate swaps that hedge transactions between consolidated companies are stated at fair value and the changes in the fair value are recognized as income or loss for the current fiscal year.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and consolidated subsidiaries and the items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, currency swap contracts, etc.	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable
Commodity swap contracts, etc.	Commodity price

(c) Hedging policy

The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices.

(d) Assessment of hedging effectiveness

The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries.

6. Goodwill

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as goodwill in the consolidated balance sheets and amortized using the straight-line method over periods between 15 and 20 years. If the amount is immaterial, it is fully recognized as expenses as incurred.

7. Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGE IN ACCOUNTING POLICIES

(Accounting standard for directors' bonus)

Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income of the adoption of this new accounting standard is not material.

(Accounting standards for presentation of net assets in the balance sheet)

Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.
Amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥994,342 million.
"Net assets in the balance sheet" for the year ended December 31,2006 is presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements."

(Accounting standard for business combinations, etc.)

Effective from the year ended December 31, 2006, the Company applied "Accounting Standard for Business Combinations" issued by the Business Accounting Council on October 31, 2003, Accounting Standard Board Statement No. 7, "Accounting Standard for Business Divestitures" issued by the Accounting Standard Board of Japan on December 27, 2005 and Accounting Standard Board Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued by the Accounting Standards Board of Japan on December 27, 2005 to contracts concluded after the enforcement of the Company Law (Law No. 86 of 2005). Since the applicable transaction occurred in the second half of the year ended December 31, 2006, the previous accounting method was applied for the interim accounting period ended June 30, 2006.

(Revision of accounting standard for financial instruments)

Effective from the year ended December 31, 2006, the Company adopted Accounting Standard Board Statement No. 10, "Accounting Standards for Financial Instruments" revised on August 11, 2006 and JICPA Accounting Committee report No.14, "Practical Guidance for Accounting for Financial Instruments" revised on October 20, 2006. As a result, when the amount of income concerning monetary debt differs from the amount of debt, monetary debt is stated at amortized cost. As the difference between the amount calculated based on amortized cost and the amount of debt, which amounted to ¥2,384 million at the end of the fiscal year, was previously included in "Other" of Investment and Other Assets, due to the adoption of the above-mentioned change, the both amounts are offset and ¥9,399 million, which was the construction fund received stated at amortized cost, is included in "Other" of Long-term Liabilities as construction fund received. This revision of accounting standard has no effect on profit and loss. Since the revised accounting standard is to be applied from the fiscal year ending after August 31, 2006, the previous accounting standard was applied for the first half of the year ended December 31, 2006, which has no effect on profit and loss.

CHANGE IN PRESENTATION

(Consolidated balance sheet)

Effective from the year ended December 31, 2006, the Company presents consolidation differences and goodwill as "Goodwill".

(Consolidated statement of Cash Flows)

1. Effective from the year ended December 31, 2006, due to the change in presentation of consolidation differences and goodwill, the Company presents amortization of consolidation differences and goodwill as "Amortization of goodwill" in "Cash flows from operating activities".
   Amortization of goodwill amounted to 2,240 million yen was included in "Depreciation and amortization" for the year ended December 31, 2005.
2. "Proceeds from sale of shares of subsidiaries excluded from the consolidation scope", which amounted to 432 million yen for the year ended December 31, 2005, is included in "Other" of "Cash flows from investing activities", because it became immaterial.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1. Details of collateral

(1) Collateral

(¥ millions)

	At December 31, 2005	At December 31, 2006
Cash	-	10
Notes and accounts receivable, trade	16,493	20,400
Buildings and structures	1,688	1,579
Machinery, equipment and vehicles	670	729
Land	734	769
Other of property, plant and equipment	-	0
Other of Intangible assets	66	32
Total	19,653	23,521
Following assets, which are included in the above, are pledged as factory foundation collateral		
Buildings and structures	149	127
Machinery, equipment and vehicles	-	76
Land	46	72
Other of property, plant and equipment	-	0
Total	196	276

(2) Secured borrowings

(¥ millions)

	At December 31, 2005	At December 31, 2006
Short-term loans payable	200	254
Long-term debt (including current maturities of long-term debt)	13,261	11,982
Postage charge (facility limit)	0	-
Deposits received	3,408	3,408
Total	16,870	15,645
Following borrowings, which are included in the above, are guaranteed by factory foundation collateral		
Short-term loans payable	200	254

Note: Factory foundation collateral consists of the Headquarters factory of Nagano Tomato Corporation and Mercian Corporation.

*2. Amount reduced from fixed assets due to government subsidy received

(¥ millions)

	At December 31, 2005	At December 31, 2006
Buildings and structures	129	132
Machinery, equipment and vehicles	300	316
Other of property, plant and equipment	-	60
Total	429	510

*3. Investments in unconsolidated subsidiaries and affiliates

(¥ millions)

	At December 31, 2005	At December 31, 2006
Investment securities (Capital stock)	166,108	142,352
Investments and Other Assets—other (Other than capital stock)	198	996

4. Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At December 31, 2005	At December 31, 2006
PT. KIRIN-MIWON FOODS	-	2,501
(in foreign currency)	-	(USD 21,000)
The Bacardi Lion Joint Venture	1,290	1,540
(in foreign currency)	(AUD 15,000)	(AUD 17,500)
Other	353	784
(Number)	(3)	(4)
(Foreign currencies included in "Other")	4	4
	(AUD 50)	(AUD 50)

(2) Guarantees for employees' housing loan from banks and other (¥ millions)

	At December 31, 2005	At December 31, 2006
Guarantees for employees' housing loan from banks	8,205	7,469
Other	-	60
(Number)	-	(1)

(3) Guarantees for customers (¥ millions, Foreign currency: thousand)

	At December 31, 2005	At December 31, 2006
Southeastern Container, Inc.	1,310	1,322
(in foreign currency)	(USD 11,102)	(USD 11,102)
Other	840	721
(Number)	(30)	(33)
(Foreign currencies included in "Other")	716	693
	(AUD 8,326)	(AUD 7,877)

Total contingent liabilities	12,000	14,399
(Arrangements similar to guarantees included in the above)	(149)	(129)

*5. Revaluation of land

At December 31, 2005	At December 31, 2006
Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.	Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in net asset. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.
Date of revaluation December 31, 2001	Date of revaluation December 31, 2001
Difference between the fair value and carrying amount of the revalued land ¥4,711 million	Difference between the fair value and carrying amount of the revalued land ¥5,307 million

(CONSOLIDATED STATEMENTS OF INCOME)

*1. Major elements of selling , general and administrative expenses

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Sales promotion	168,918	176,389
Freight	50,517	53,010
Advertising	64,104	66,684
Employees' pension and retirement benefit expenses	8,638	8,573
Salaries and wages of employees	92,317	94,588
Research and development expenses	28,726	28,292
Depreciation	24,033	24,856

*2. Research and development expenses included in selling, general and administrative expenses and cost of sales

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Total Research and development expenses	28,745	28,292

*3. Gain on sale of fixed assets

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Land	1,337	1,706
Other	103	301
Total	1,440	2,007

*4. Gain on release from the substitutional portion of the government's welfare pension insurance scheme

Year ended December 31, 2005	Year ended December 31, 2006
Gain on release from the substitutional portion of the government's welfare pension insurance scheme was recognized at 1 consolidated subsidiary in accordance with the receipt of the approval from the Minister of Health, Labor and Welfare for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.	-

*5. Loss on disposal of fixed assets

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Buildings and Structures	2,341	1,517
Machinery, equipment and vehicles	1,423	3,953
Other	499	570
Total	4,264	6,041

*6. Loss on sale of fixed assets

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Buildings and Structures	149	70
Machinery, equipment and vehicles	387	25
Land	36	-
Other	32	31
Total	605	127

*7. Loss on impairment

Year ended December 31, 2005	Year ended December 31, 2006
-	During the fiscal year ended December 31, 2006, the Company and consolidated subsidiaries recognized loss on impairment on following group of assets.

Use	Location	Type of assets
Asset used for business (Foods business)	Sayama, Saitama and 1 other	Machinery , equipment and vehicles
Idle properties	Kobe, Hyogo and 3 others	Buildings and structures, machinery, equipment and vehicles, and others
Assets used for business (Restaurant business)	Meguro-ku, Tokyo	Buildings and structures, and other

The Company and consolidated subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.
For fixed assets in the real estate business included in others, the restaurant business and idle properties, each property or each store is considered to constitute a group. Headquarters and welfare facilities as classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.
Carrying amounts of certain assets used for business were not

	recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts. Carrying amounts of idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value. As a result, the Company recognized loss on impairment, which consisted of machinery, equipment and vehicles ¥1,785 million, buildings and structures ¥1,002 million and other ¥54 million, as special expenses. Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use calculated by discounting future cash flows at interest rate of 5.0 %. For the U.S. subsidiary, as its recent operating results is below the business plan, impairment loss of ¥2,912 million was recognized on intangible assets and other (Trade Mark in accordance with USGAAP).

*8. Business restructuring expense

Year ended December 31, 2005	Year ended December 31, 2006
Business restructuring expense represents premium on retirement benefits amounted to ¥2,380 million resulting from employment transfer at 2 companies of consolidated subsidiaries and the expected loss amounted to ¥1,879 million on a basic sales agreement of the land and plant facilities that 1 consolidated subsidiary of Nutrient Food Business Company concluded along with its decision to shift main production functions of its flavoring business overseas as a part of strengthening its profitability.	Business restructuring expense represents premium on retirement benefits amounted to ¥584 million resulting from early retirement at one consolidated subsidiary and some fixed assets revaluation loss amounted to ¥1,858 million due to improvement of factory production efficiency as well as logistics structure renovation cost amounted to ¥2,049 million at one foreign subsidiary.

*9.Amortization of goodwill

The Company fully amortized goodwill as expenses as incurred in accordance with paragraph 32(1) of JICPA Accounting Committee report No.7 "Practical Guidance for Consolidation Procedures Related to Equity Accounts in Consolidated Financial Statements".

*10. Loss due to the change in the pension and retirement benefits plans

Loss incurred due to the Company's partial transition of the pension plan from the lump-sum severance payment plan to the defined contribution pension plan.

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2005	984,508,387	28,173,415
Number of shares increased during the accounting period ended December 31, 2006	-	1,147,899
Number of shares decreased during the accounting period ended December 31, 2006	-	165,600
Number of shares as of December 31, 2006	984,508,387	29,155,714

Notes:
1. Increase in the number of shares was due to purchases of 811,899 less-than-one-unit shares, and purchases of 336,000 shares from opposing shareholders concerning the share exchange with Kirin Beverage Corporation based on Article 797, Paragraph1 of the Company Law.
2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

2. Matters related to dividends

(1) Dividend payment

Approvals by ordinary general meeting of shareholders held on March 30, 2006 are as follows:

- Dividends on Common stock

a. Total amount of dividends	7,172 million yen
b. Dividends per share	7.50 yen
c. Record date	December 31, 2005
d. Effective date	March 31, 2006

Approvals by the Board of Directors meeting on August 10, 2006 are as follows:

- Dividends on Common stock

a. Total amount of dividends	7,648 million yen
b. Dividends per share	8.00 yen
c. Record date	June 30, 2006
d. Effective date	September 11, 2006

(2) Dividends whose record date is attributable to the accounting period ended December 31, 2006 but to be effective after the said accounting period

We will seek approval at general meeting of shareholders to be held on March 28, 2007 as follows:

- Dividends on Common stock

a. Total amount of dividends	8,598 million yen
b. Funds for dividends	Retained earnings
c. Dividends per share	9.00 yen
d. Record date	December 31, 2006
e. Effective date	March 29, 2007

3. Decrease due to change in accounting standards of foreign subsidiaries

Effective from the year ended December 31, 2006, the Company's subsidiary in Australia, LION NATHAN LTD. (including its consolidated subsidiaries) adopted the "Australian equivalents to International Financial Reporting Standards (AIFRS)" instead of Australian accounting standards the Company previously adopted, as the Company was obliged to prepare its consolidated financial statements in accordance with AIFRS from the fiscal year starting after January 1, 2005.

As a result of changes in accounting standards concerning tax effect accounting, assets revaluation accounting and others due to the adoption of AIFRS, such changes were retroactively applied, retained earnings at beginning of the current accounting period decreased by ¥6,602 million for the year ended December 31, 2006.

4. Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates

Effective from the year ended December 31, 2006, with the application of the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Accounting Standard for Changes in Net Assets, foreign currency translation adjustments of foreign consolidated subsidiaries and affiliates, previously included in retained earnings, are transferred to the "foreign currency translation adjustments" of valuation and translation adjustments.

*1. Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

(¥ millions)

	At December 31, 2005	At December 31, 2006
Cash	169,334	89,483
Marketable securities	50	675
Fixed term deposits exceeding 3 months	(4,422)	(2,778)
Equity securities and bonds, etc. with maturities exceeding 3 months	(50)	(675)
Short-term loans payable (bank overdraft)	(111)	(115)
Cash and cash equivalents	164,800	86,588

*2. Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares

Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares at the inception of their consolidation, related acquisition cost and net expenditure for acquisition of shares are as follows:

(¥ millions)

	At December 31, 2005	At December 31, 2006
Current assets	425	64,285
Fixed assets	4,969	37,480
Consolidation differences	4	-
Goodwill	-	2,974
Current liabilities	(344)	(34,429)
Long-term liabilities	(39)	(16,094)
Minority interests	(52)	(25,135)
Acquisition cost of shares	4,963	29,082
Payment during the previous year	–	2,386
Accounts payable	(2,274)	-
Cash and cash equivalents of the acquired companies	(352)	(5,215)
Payment for acquisition of shares of newly consolidated subsidiaries	2,336	26,253

*3. Assets and liabilities of the subsidiaries excluded from the consolidation scope

Assets and liabilities of the subsidiaries at the time they were excluded from the consolidation scope, related sale price of shares and proceeds (net) from sale of shares are as follows:

(¥ millions)

	At December 31, 2005	At December 31, 2006
Current assets	1,808	-
Fixed assets	54	-
Current liabilities	(1,448)	-
Long-term liabilities	(45)	-
Carrying amount of shares sold	368	-
Gain (Loss) on sale of shares and others	(150)	-
Sale price of shares for the year	218	-
Collections of accounts receivable for the previous year	8,508	-
Payment of accounts payable for the previous year	(956)	-
Cash and cash equivalents of the company excluded from the consolidation scope	(52)	-
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	7,718	-

(LEASE TRANSACTIONS)

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2005	At December 31, 2006
Machinery, equipment and vehicles:		
Purchase price equivalents	3,199	2,658
Accumulated depreciation equivalents	1,686	1,454
Book value equivalents	1,512	1,204
Other property, plant and equipment (tools and equipment):		
Purchase price equivalents	7,614	5,823
Accumulated depreciation equivalents	5,026	3,828
Book value equivalents	2,588	1,995
Total		
Purchase price equivalents	10,814	8,482
Accumulated depreciation equivalents	6,713	5,282
Book value equivalents	4,100	3,199

(2) Lease commitments (¥ millions)

	At December 31, 2005	At December 31, 2006
Due within one year	1,780	1,306
Due over one year	2,455	1,624
Total	4,235	2,930

(3) Lease expenses, depreciation equivalents and interest expense equivalents (¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Lease expenses	1,995	2,167
Depreciation equivalents	1,751	1,935
Interest expenses equivalents	99	101

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Lessee lease - Operating lease

The Company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows.

(¥ millions)

	At December 31, 2005	At December 31, 2006
Due within one year	1,882	2,199
Due over one year	5,215	5,418
Total	7,097	7,617

3. Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price, accumulated depreciation and book value of leased properties (¥ millions)

	At December 31, 2005	At December 31, 2006
Other property, plant and equipment (leased assets)		
Purchase price	-	-
Accumulated depreciation	-	-
Book value	-	-
Other intangible assets (leased assets)		
Purchase price	-	-
Accumulated depreciation	-	-
Book value	-	-
Total		
Purchase price	-	-
Accumulated depreciation	-	-
Book value	-	-

(2) Lease commitments (¥ millions)

	At December 31, 2005	At December 31, 2006
Due within one year	-	-
Due over one year	-	-
Total	-	-

(3) Lease revenue, depreciation and interest income equivalents (¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Lease revenue	1,147	-
Depreciation	984	-
Interest income equivalents	129	-

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

1. Held-to-maturity debt securities with fair market value

(¥ millions)

Classification	At December 31,2005			At December 31,2006		
Securities with fair market value exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	409	411	1	279	280	0
Corporate bonds	200	201	1	200	200	0
Other	-	-	-	-	-	-
Sub-total	609	612	2	479	480	0
Securities with fair market value not exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	329	327	(2)	609	604	(5)
Corporate bonds	-	-	-	-	-	-
Other	-	-	-	-	-	-
Sub-total	329	327	(2)	609	604	(5)
Total	939	940	0	1,089	1,085	(4)

2. Available-for-sale securities with fair market value

(¥ millions)

Classification	At December 31,2005			At December 31,2006		
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	142,880	340,283	197,403	137,327	353,068	215,740
Bonds						
Governmental/municipal bonds	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-
Other	-	-	-	-	-	-
Other	-	-	-	15	33	17
Sub-total	142,880	340,283	197,403	137,343	353,101	215,758
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	294	285	(9)	12,166	10,480	(1,686)
Bonds						
Governmental/municipal bonds	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-
Other	-	-	-	-	-	-
Other	-	-	-	175	175	-
Sub-total	294	285	(9)	12,342	10,656	(1,686)
Total	143,174	340,568	197,394	149,685	363,757	214,071

3. Total sale of available-for-sale securities

(¥ millions)

	Year ended December 31,2005	Year ended December 31,2006
Amount sold	2,592	9,158
Total gain on sale	1,633	7,940
Total loss on sale	55	4

4. Book value of major securities not measured at fair market value

(¥ millions)

	Year ended December 31,2005	Year ended December 31,2006
Available-for-sale securities		
Unlisted equity securities (excluding OTC securities)	9,239	17,350
Other	51	261
Total	9,290	17,611

5. The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities

(as of December 31, 2005) (¥ millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	49	689	-	-
Corporate bonds	-	200	-	-
Other	-	-	-	-
Other	-	-	-	-
Total	49	889	-	-

(as of December 31, 2006) (¥ millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	299	589	-	-
Corporate bonds	200	-	-	-
Other	-	-	-	-
Other	-	-	-	-
Total	499	589	-	-

6. Impairment loss on investment securities

(Current fiscal year: January 1, 2006 to December 31, 2006

Impairment losses of ¥195 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the year ended December 31, 2006 Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(Prior fiscal year: January 1, 2005 to December 31, 2005)

Impairment losses of ¥1,466 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the year ended December 31, 2005. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(DERIVATIVE TRANSACTIONS)

Derivative financial instruments currently utilized by the Company and consolidated subsidiaries include currency forward contracts, currency option contracts, currency swap contracts, interest rate future contracts, interest rate option contracts, interest rate swap contracts, commodity swap contracts, commodity option contracts and commodity forward contracts.

Interest rate derivatives such as interest rate future, interest rate option and interest rate swap are utilized to hedge fluctuation risk of interest rates with respect to loans receivable and loans payable.

Currency derivatives such as currency forward, currency option and currency swap are utilized to hedge fluctuation risk of foreign currency exchange rates with respect to receivables and payables from import transactions of raw materials and others and issue of bonds and others in foreign currencies.

Commodity derivatives such as commodity swap, commodity option and commodity forward are utilized to hedge fluctuation risk of price of raw materials and others on purchase transactions.

The Company and consolidated subsidiaries do not enter into derivative contracts for speculative purposes. The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with corresponding changes in the hedging instruments.

Interest rate swap transactions hedge transactions between consolidated companies, and hedge accounting are not applied.

The derivative contracts utilized by the Company and consolidated subsidiaries are exposed to the fluctuation risks of market interest rates, foreign currency exchange rates and price of raw materials and others. However, the credit risks associated with these derivatives are considered low because the counter parties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counter parties are able to fully satisfy their obligations under the contracts.

The administration and control of these derivative transactions are in accordance with the "Accounting Policies" authorized at the management meeting of the Company or by the board of directors of consolidated subsidiaries.

The size of the amount of the derivative contracts does not necessarily indicate the significance of the risk.

The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries was as follows:

For the year ended December 31, 2006

Interest-related transactions

(¥ millions)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market	Interest rate swap				
transactions	Receive fixed, pay floating	4,726	1,153	(70)	(70)
	Receive floating, pay fixed	1,153	1,153	(6)	(6)
	Receive floating, pay floating	2,000	2,000	6	6
	Interest rate cap				
	Buy	2,641	-	5	5
	Interest rate floor				
	Sell	2,641	-	-	-
Total		13,163	4,306	(66)	(66)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.

(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

For the year ended December 31, 2005

Interest-related transactions

(¥ millions)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed, pay floating	3,542	3,542	(84)	(84)
Total		3,542	3,542	(84)	(84)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.

(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

1. Summary of the employees' pension and retirement benefit

The Company and consolidated domestic subsidiaries provide four types of contributory defined benefit plans, which are the lump-sum severance payment plan, the defined benefit corporate pension plan, the employees' pension fund plan and the tax-qualified pension plan. The Company redesigned its pension and retirement benefit plans in the second half of the fiscal year and partially made a change from the lump-sum severance payment plan to the defined contribution pension plan. The Company also integrated part of the lump-sum severance payment plan, the tax-qualified pension plan and the defined benefit corporate pension plan into the defined benefit corporate pension plan. Extra payments may be added upon retirement of employees.
Several consolidated subsidiaries provide defined contribution plans and/or defined benefits plans. In addition the Company has established a pension and retirement benefit trust.

2. Liabilities for employees' pension and retirement benefits

The liabilities for employees' pension and retirement benefits included in the liability section of the consolidated balance sheets as of December 31, 2006 and 2005 consisted of the following:

(¥ millions)

	At December 31,2005	At December 31,2006
Projected benefit obligation	(238,757)	(243,463)
Fair value of plan assets	159,886	175,082
Unfunded pension obligation	(78,870)	(68,380)
Unrecognized actuarial differences	30,283	28,968
Unrecognized prior service cost (deduction from obligation)	(1,941)	(4,550)
Net of employees' pension and retirement benefit obligation	(50,528)	(43,962)
Prepaid pension cost	21,429	18,191
Employees' pension and retirement benefits	(71,958)	(62,153)

At December 31, 2005	At December 31, 2006
1. Substitutional portion of the Welfare Pension Insurance Scheme is included in the above. 2. Several consolidated subsidiaries calculated the projected benefit obligations using the simplified method.	1. Several consolidated subsidiaries calculated the projected benefit obligations using the simplified method. 2. The effect of the Company's partial change of the pension plan from the lump-sum severance payment plan to the defined contribution pension is as follows. Decrease in projected benefit obligation ¥6,107 million Difference in unrecognized actuarial differences ¥853 million Decrease in Employees' Pension and retirement benefits ¥5,254 million The amount of assets to be transferred to the defined contribution pension plan over a period of four years is ¥7,380 million. The amount that had not been transferred by the end of the fiscal year, amounted to ¥5,523 million, is included in Accounts payable and "Other" of Long-term Liabilities.

3. Employees' pension and retirement benefits expenses

Included in the consolidated statements of income for the years ended December 31, 2006 and 2005 were employees' pension and retirement benefit expenses comprised of the following:

(¥ millions)

	Year ended December 31,2005	Year ended December 31,2006
Service cost (Notes1, 2)	7,913	7,747
Interest cost	6,656	5,671
Expected return on plan assets	(4,513)	(4,001)
Amortization of actuarial differences	3,597	2,846
Amortization of prior service cost	(106)	(120)
Premium for defined contribution pension plan	-	1,429
Employees' pension and retirement benefit expenses	13,547	13,572
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	(536)	-
Loss on change of employees' pension and retirement benefit plan	-	2,126
Total	13,011	15,698

Year ended December 31, 2005	Year ended December 31, 2006
1. Employees' contribution to the defined benefit corporate pension plan and others is excluded. 2. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included. 3. In addition to the above employees' pension and retirement benefits expenses, ¥ 2,380 million of premium on employees' retirement benefit was recognized as "Business restructuring expense" of special expenses.	1. Employees' contribution to the defined benefit corporate pension plan and others is excluded. 2. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included. 3. In addition to the above employees' pension and retirement benefits expenses, ¥ 584 million of premium on employees' retirement benefit was recognized as "Business restructuring expense" of special expenses.

4. Basis for calculation of employees' pension and retirement benefits

	Year ended December 31,2005	Year ended December 31,2006
Periodic allocation of anticipated employees' pension and retirement benefits	Allocated equally to each service year	Allocated equally to each service year
Discount rate	Mainly 2.5%	Mainly 2.5%
Expected rate of return on plan assets	Mainly 2.5%	Mainly 2.5%
Amortization of unrecognized prior service cost	Mainly 15 years	Mainly 15 years
Amortization of unrecognized actuarial differences	Mainly 15 years	Mainly 15 years

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities

(¥ millions)

	At December 31, 2005	At December 31, 2006
Deferred tax assets:		
Employees' pension and retirement benefits	27,602	24,349
Loss carried forward	-	8,321
Deferred charges	8,405	7,678
Depreciation	7,096	7,491
Loss on impairment of fixed assets	4,970	7,284
Unrealized gains on fixed assets	3,915	4,177
Other	39,370	46,352
Sub-total	91,361	105,654
Less valuation allowance	(13,346)	(20,938)
Total deferred tax assets	78,015	84,716
Deferred tax liabilities:		
Net unrealized holding gains on securities	(80,320)	(82,067)
Depreciation of foreign subsidiaries	(3,456)	(15,568)
Reserve for deferred gains on sale of property	(9,169)	(10,886)
Prepaid pension cost	(8,721)	(7,403)
Other	(6,615)	(6,255)
Total deferred tax liabilities	(108,284)	(122,182)
Net deferred tax assets	(30,268)	(37,465)
Deferred tax asset due to land revaluation		
Deferred tax asset due to land revaluation	5,126	617
Less valuation allowance	(5,126)	(617)
Total deferred tax asset due to land revaluation	-	-
Deferred tax liability due to land revaluation		
Deferred tax liability due to land revaluation	(3,197)	(1,471)
Net deferred tax asset (liability) due to land revaluation	(3,197)	(1,471)
Deferred tax assets and liabilities were included in the consolidated balance sheets as follows:		
Current assets – Deferred tax assets	16,568	17,937
Fixed assets – Deferred tax assets	15,757	15,912
Current liabilities - Other	(151)	(287)
Long-term liabilities – Deferred tax liabilities	(62,443)	(71,028)

2. Significant differences between the statutory tax rate and the effective tax rate

(%)

	At December 31, 2005	At December 31, 2006
Statutory tax rate	40.7	40.7
Permanent difference - expenses	2.6	2.1
Permanent difference - revenue	(2.4)	(0.8)
Per capita inhabitant taxes	0.3	0.3
Amortization of goodwill(consolidation differences)	1.3	2.1
Valuation allowance	5.4	2.6
Other	(3.0)	(1.4)
Effective tax rate	44.9	45.6

(SEGMENT INFORMATION)

1. Business segment information

(¥ millions)

	Year ended December 31,2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,063,318	392,729	67,245	142,653	1,665,946	-	1,665,946
Inter-segment	3,365	70	-	112,799	116,235	(116,235)	-
Total sales	1,066,683	392,800	67,245	255,453	1,782,182	(116,235)	1,665,946
Operating expenses	983,408	373,086	55,200	251,889	1,663,584	(113,995)	1,549,588
Operating income	83,275	19,714	12,044	3,563	118,598	(2,240)	116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	950,694	270,941	104,745	336,557	1,662,939	300,647	1,963,586
Depreciation and amortization	40,296	15,990	4,234	8,689	69,211	1,609	70,820
Loss on impairment	3,749	16	-	1,990	5,755	-	5,755
Capital expenditures	30,198	17,413	8,478	9,675	65,766	7,296	73,062

(¥ millions)

	Year ended December 31,2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,019,347	380,177	67,605	165,118	1,632,249	-	1,632,249
Inter-segment	3,158	122	-	114,275	117,556	(117,556)	-
Total sales	1,022,505	380,299	67,605	279,394	1,749,805	(117,556)	1,632,249
Operating expenses	946,839	360,929	53,357	274,975	1,636,101	(115,560)	1,520,540
Operating income	75,666	19,370	14,248	4,419	113,704	(1,995)	111,708
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	943,030	250,672	99,251	252,927	1,545,881	391,984	1,937,866
Depreciation and amortization	39,052	16,258	3,470	11,219	70,000	1,001	71,002
Loss on impairment	53	-	-	31	85	-	85
Capital expenditures	19,227	20,614	7,099	11,671	58,612	9,560	68,173

Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), New genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

Year ended December 31, 2006 ¥ 2,358 million, mainly consists of costs for research and development of basic technologies.

Year ended December 31, 2005 ¥ 1,982 million, mainly consists of costs for new business development and costs for research and development of basic technologies at the Company.

Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

Year ended December 31, 2006 ¥ 424,560 million

Year ended December 31, 2005 ¥ 500,805 million

As discussed in "SIGNIFICANT ACCOUNTING POLICIES 4. Accounting policies (3) Method of providing major allowances and reserves", effective from the year ended December 31, 2006, the Company recorded "Allowance for employees' bonuses".

The effect of this change in method of accounting was to increase operating expenses by 1,181 million yen in Alcohol Beverages business, 327 million yen in Pharmaceuticals business and was to decrease operating income by the same amount, respectively, compared with what would have been recorded under the previous method.

In addition, the effect on operating income of other segments is immaterial.

2. Geographical segment information

(¥ millions)

	Year ended December 31,2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,430,229	177,807	57,909	1,665,946	-	1,665,946
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	-
Total sales	1,432,901	179,073	61,495	1,673,469	(7,523)	1,665,946
Operating expenses	1,349,688	148,535	56,693	1,554,917	(5,328)	1,549,588
Operating income	83,212	30,537	4,802	118,552	(2,194)	116,358
2. Assets	1,031,797	336,140	185,827	1,553,765	409,821	1,963,586

(¥ millions)

	Year ended December 31,2005					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,415,790	158,924	57,533	1,632,249	-	1,632,249
Inter-segment	2,326	1,103	1,846	5,276	(5,276)	-
Total sales	1,418,117	160,028	59,380	1,637,525	(5,276)	1,632,249
Operating expenses	1,335,976	133,287	54,847	1,524,111	(3,571)	1,520,540
Operating income	82,141	26,740	4,532	113,414	(1,705)	111,708
2. Assets	1,016,667	343,381	94,655	1,454,703	483,162	1,937,866

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate " are the same as Note 3,4 and 5 described in 1. Business segment information.

As discussed in "SIGNIFICANT ACCOUNTING POLICIES 4. Accounting policies (3) Method of providing major allowances and reserves", effective from the year ended December 31, 2006, the Company recorded "Allowance for employees' bonuses".
The effect of this change in method of accounting was to increase operating expenses of "JAPAN" segment by 1,560 million yen and was to decrease operating income by the same amount compared with what would have been recorded under the previous method.
In addition, there is no effect on operating income of other segments.

3. Overseas sales

(¥ millions)

	Year ended December 31,2006		
	Asia / Oceania	Others	Total
Overseas sales	183,588	59,871	243,460
Consolidated sales	-	-	1,665,946
Percentage of overseas sales over consolidated sales	11.0%	3.6%	14.6%

(¥ millions)

	Year ended December 31,2005		
	Asia / Oceania	Others	Total
Overseas sales	163,036	59,100	222,136
Consolidated sales	-	-	1,632,249
Percentage of overseas sales over consolidated sales	10.0%	3.6%	13.6%

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the current fiscal year classified by the type of business segment is as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	1,017,638	4.1
Soft drinks	145,442	5.9
Pharmaceuticals	73,542	2.5
Others	51,435	(12.7)
Total	1,288,059	3.4

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the current fiscal year classified by the type of business segment is as follows:
The Company and consolidated subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Others" segment.

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcohol beverages	580	(29.9)	-	-
Soft drinks	2,620	32.9	-	-
Pharmaceuticals	-	-	-	-
Others	7,721	(20.1)	1,016	102.5
Total	10,922	(12.3)	1,016	102.5

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the current fiscal year classified by the type of business segment is as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	1,063,318	4.3
Soft drinks	392,729	3.3
Pharmaceuticals	67,245	(0.5)
Others	142,653	(13.6)
Total	1,665,946	2.1

(Note) The consumption taxes are not included in the above amounts.

(January 1, 2006 – December 31, 2006)

Making Kirin Beverage its wholly-owned subsidiary by share exchange

1. Corporate name and business of the entity combined, legal form of business combinations, corporate name after business combinations, and overview of the transaction including its purpose
   (1) Corporate name and business of the entity combined
   Name: Kirin Beverage Corporation
   Business: Production and sale of soft drinks
   (2) Legal form of business combinations
   Share exchange
   (3) Corporate name after business combinations
   Kirin Brewery Company, Limited
   (4) Overview of the transaction including its purpose
   With the objective of making Kirin Beverage Corporation (hereinafter referred to as "Kirin Beverage") its wholly-owned subsidiary, the Company conducted a tender offer for Kirin Beverage's shares between May 12, 2006 and June 15, 2006. The Company and Kirin Beverage entered into the Share Exchange Agreement of making Kirin Beverage its wholly-owned subsidiary on July 10, 2006, aiming to achieve a dramatic allocation of resources to the soft drinks business and enhance intra-group synergistic effects in connection with the Kirin Group's corporate restructuring. The Company completed procedures for making Kirin Beverage its wholly-owned subsidiary on October 1, 2006.
   The Company has obtained the approval of the Minister of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery were made to Kirin Beverage's common stock shareholders, who were on the final shareholders registry (including beneficial shareholder, but excluding the Company) as of September 30, 2006 (one day prior to the effective date of the share exchange). Such cash delivery was made for consideration of 3,350 yen per share of the common stock.
2. Overview of the accounting treatment
   The Company implemented accounting treatment for consolidated and non-consolidated financial statements provided in "Chapter 3, Article 4 Accounting treatment for transaction under common control, etc., Paragraph 2 Transactions with minority shareholders of the Accounting Standard for Business Combinations." The share exchange was implemented delivering cash as consideration, and hence the accounting treatment is similar to that provided in "Chapter 4, Article 5 Additional acquisition of shares of subsidiaries of Financial Accounting Standard on Consolidated Financial Statements."
3. Matters related to additional acquisition of shares of subsidiaries
   (1) Acquisition cost and its breakdown

Consideration for acquisition	
Cash	¥5,394 million
Expenditure directly required for acquisition	¥ 104 million
Acquisition cost	¥5,499 million

   (2) Amount of money delivered for the share exchange and its calculation method
   (a) Amount of money delivered
   3,350 yen per share of the common stock
   Number of shares acquired 1,610,354 shares
   (b) Calculation method of the money delivered
   The Company has decided that the amount of money to be delivered for the share exchange is the same as the tender offer price, through discussions between the Company and Kirin Beverage, comprehensively taking into account various elements, including the purchase price of the tender offer launched by the Company for Kirin Beverage's shares, the financial conditions of Kirin Beverage and the past share price levels of Kirin Beverage.
   When the above-mentioned discussions were made, the Company referred to the report on calculation of the value of Kirin Beverage's shares, made by Nomura Securities Co., Ltd., a third-party calculator, while Kirin Beverage referred to a similar report made by Mitsubishi UFJ Securities Co., Ltd., also a third-party calculator.
   (3) Amount of goodwill, reason that the goodwill arose, and method and period of amortization
   (a) Amount of goodwill ¥2,777 million
   (b) Reason that the goodwill arose
   The goodwill arose by excess earning power of Kirin Beverage and the payment of premiums for making Kirin Beverage a wholly owned subsidiary aiming to enhance intra-group synergistic effects.
   (c) Method and period of amortization
   Equal amortization over a period of 20 years
   (4) Of the acquisition cost, the amount allocated as research and development expenses, etc., and the name of such item
   There is no matter that fall under this item.

(Related party transactions)

Disclosure for related party transactions is omitted because there have been no significant transactions with related parties.

(Per share information)

Year ended December 31, 2005	Year ended December 31, 2006
Shareholders' equity per share: ¥ 1,016.74	Shareholders' equity per share: ¥ 1,040.44
Net income per share (Primary): ¥ 53.23	Net income per share (Primary): ¥ 55.98
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.	Net income per share (Diluted) was not presented because there was no potential common stock outstanding.

Note: The basis for calculation of Net income per share was as follows:

		Year ended December 31, 2005	Year ended December 31, 2006
Total net assets	(¥ millions)	-	1,043,724
Amounts deducted from total net assets	(¥ millions)	-	49,734
(Minority interest included in the above)	(¥ millions)	(-)	(49,734)
Net assets attributable to common stock at the end of year	(¥ millions)	-	993,989
Number of common stock used to calculate net assets per share at the end of year	(thousand shares)	-	955,352

		Year ended December 31, 2005	Year ended December 31, 2006
Net income	(¥ millions)	51,263	53,512
Amounts not attributable to common stock	(¥ millions)	260	-
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)		(260)	(-)
Net income attributable to common stock	(¥ millions)	51,002	53,512
Average number of common stock outstanding during the year	(thousand shares)	958,116	955,956

(Subsequent events)

There is no matter that fall under this item.

KIRIN BREWERY COMPANY, LIMITED

February 7, 2007

SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2006

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Minimum numbers of shares to have voting rights:	1,000 shares
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Communications Division
	Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for approval of financial results: February 7, 2007

Commencement date of dividend distribution scheduled: March 29, 2007

Date of regular shareholders' meeting: March 28, 2007

1. Business results and financial positions for the current fiscal year

(January 1, 2006 - December 31, 2006)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2006	960,727	2.7	59,970	3.1	88,190	21.6
Year ended December 31, 2005	935,621	(2.2)	58,154	9.8	72,517	8.6

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2006	54,639	24.5	57.16	-	6.3	5.9	9.2
Year ended December 31, 2005	43,886	8.4	45.61	-	5.4	5.0	7.8

Notes : a. Average number of shares of common stock outstanding during the year:

December 31, 2006	955,956,512 shares
December 31, 2005	958,117,029 shares

b. Change in accounting policies: None

c. Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2006 to those for the year ended December 31, 2005.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
December 31, 2006	1,474,538	876,157	59.4	917.10
December 31, 2005	1,512,515	859,943	56.9	899.02

Note: a. Number of shares of common stock issued and outstanding:

December 31, 2006 955,352,932 shares

December 31, 2005 956,335,231 shares

b. Number of treasury stock held:

December 31, 2006 29,155,455 shares

December 31, 2005 28,173,156 shares

2. Forecast of business results for the next fiscal year (January 1, 2007- December 31, 2007)

	Sales (¥ millions)	Ordinary Income (¥ millions)	Net income (¥ millions)
6 months ending June 30, 2007	447,000	29,000	19,000
Year ending December 31, 2007	-	-	-

(Reference) Forecasted net income per share (Year ending December 31, 2007) ¥ -

Forecasted operating income (6 months ending June 30,2007) ¥11,000 millions

(Note) Please refer to page 10, 11 and 13 for the assumptions and other matters related to the above forecast.

Since the Company is scheduled to make the transition to a pure holding company on July 1, 2007, the full-year forecast is not available.

3. Dividends

	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)	Dividend paid for the year (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (%)
Year ended December 31, 2005	7.00	7.50	14.50	13,869	31.8	1.6
Year ended December 31, 2006	8.00	9.00	17.00	16,246	29.7	1.9
Year ended December 31, 2007 (Forecast)	9.00	9.00	18.00	-	-	-

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2005 Amount	Percentage over total assets	At December 31, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		147,578		62,555		(85,023)
Notes receivable, trade		535		296		(239)
Accounts receivable, trade		185,191		182,878		(2,313)
Merchandise		4,038		5,081		1,043
Finished goods		6,844		7,596		752
Semi-finished goods		8,252		8,650		398
Raw materials		10,738		9,881		(857)
Containers		2,009		1,769		(240)
Supplies		217		1,483		1,266
Advances		416		706		290
Deferred tax assets		11,121		10,742		(379)
Short-term loans receivable from subsidiaries and affiliates		16,291		21,417		5,126
Other		8,675		8,763		88
Allowance for doubtful accounts		(1,692)		(1,493)		199
Total Current Assets		400,217	26.5	320,330	21.7	(79,887)
Fixed Assets						
Property, plant and equipment						
Buildings (Purchase price)	(*1,2)	288,922		291,250		2,328
Less accumulated depreciation		(170,523)		(177,097)		(6,574)
Buildings (Book value)		118,398		114,152		(4,246)
Structures (Purchase price)	(*2)	63,077		62,746		(331)
Less accumulated depreciation		(46,167)		(46,683)		(516)
Structures (Book value)		16,909		16,063		(846)
Machinery and equipment (Purchase price)	(*2)	436,638		428,338		(8,300)
Less accumulated depreciation		(331,521)		(329,762)		1,759
Machinery and equipment (Book value)		105,116		98,576		(6,540)
Vehicles (Purchase price)		2,559		2,407		(152)
Less accumulated depreciation		(2,290)		(2,106)		184
Vehicles (Book value)		268		301		33
Tools (Purchase price)		47,371		48,539		1,168
Less accumulated depreciation		(35,863)		(37,010)		(1,147)
Tools (Book value)		11,507		11,529		22
Land	(*1)	99,429		99,179		(250)
Construction in progress		13,449		13,382		(67)
Total		365,079	24.1	353,185	24.0	(11,894)

(¥ millions)

ASSETS	(Note)	At December 31, 2005 Amount	Percentage over total assets	At December 31, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount
Intangible Assets						
Goodwill		-		821		821
Leasehold rights		433		433		-
Trademarks		173		444		271
Purchased technology and other		-		3,879		3,879
Utility rights		5,297		4,713		(584)
Total		5,904	0.4	10,293	0.7	4,389
Investments and Other Assets						
Investment securities		341,229		282,442		(58,787)
Investments in subsidiaries and affiliates (capital stock)		289,484		410,221		120,737
Other investments		223		103		(120)
Investments in equity of subsidiaries and affiliates (other than capital stock)		16,645		16,645		-
Long-term loans receivable		540		492		(48)
Long-term loans receivable from employees		3		0		(3)
Long-term loans receivable from subsidiaries and affiliates		15,364		5,683		(9,681)
Receivables from debtors in bankruptcy or reorganization proceedings		4,280		9,833		5,553
Life insurance investments		37,148		37,828		680
Deposits paid		11,314		10,769		(545)
Real estate in trust		3,201		3,057		(144)
Prepaid pension cost		21,214		16,233		(4,981)
Other		5,792		3,194		(2,598)
Allowance for doubtful accounts		(5,132)		(5,777)		(645)
Total		741,313	49.0	790,728	53.6	49,415
Total Fixed Assets		1,112,297	73.5	1,154,207	78.3	41,910
TOTAL ASSETS		1,512,515	100.0	1,474,538	100.0	(37,977)

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2005 Amount	Percentage over total assets	At December 31, 2006 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes payable, trade		716		827		111
Accounts payable, trade		31,904		32,798		894
Short-term loans payable		5,000		13,250		8,250
Short-term loans payable to subsidiaries and affiliates		64,589		61,418		(3,171)
Bonds due within one year		70,000		-		(70,000)
Liquor taxes payable		102,388		100,954		(1,434)
Other accounts payable		15,005		19,265		4,260
Consumption taxes payable		4,870		7,052		2,182
Income taxes payable		12,796		20,599		7,803
Accrued expenses		38,279		37,703		(576)
Deposits received		26,888		19,185		(7,703)
Deposits received for containers		1,035		932		(103)
Allowance for employees' bonuses		-		1,582		1,582
Allowance for bonuses for directors and corporate auditors		-		158		158
Other		5,107		4,900		(207)
Total Current Liabilities		378,582	25.0	320,630	21.8	(57,952)
Long-term Liabilities						
Bonds		40,000		40,000		-
Long-term debt		23,000		53,000		30,000
Long-term debt from subsidiaries and affiliates		3,750		3,960		210
Deferred tax liabilities		54,877		40,059		(14,818)
Employees' pension and retirement benefits		61,392		49,884		(11,508)
Retirement benefits for directors and corporate auditors		675		571		(104)
Reserve for loss on repurchase of land		3,643		2,987		(656)
Reserve for losses on guarantees		786		548		(238)
Deposits received	(*1)	62,131		59,935		(2,196)
Other		23,733		26,804		3,071
Total Long-term Liabilities		273,989	18.1	277,751	18.8	3,762
TOTAL LIABILITIES		652,571	43.1	598,381	40.6	(54,190)
Common stock	(*3)	102,045	6.8	-	-	(102,045)
Capital surplus						
Additional paid-in capital		70,868		-		(70,868)
Other capital surplus						
Surplus from sale of treasury stock		130		-		(130)
Total Capital surplus		70,999	4.7	-	-	(70,999)
Retained earnings						
Legal reserve		25,511		-		(25,511)
Voluntary earned surplus						
Reserve for special depreciation		693		-		(693)
Reserve for deferred gain on sale of property		13,028		-		(13,028)
Reserve for dividends		6,450		-		(6,450)
General reserve		470,367		-		(470,367)
Unappropriated retained earnings		80,096		-		(80,096)
Total retained earnings		596,148	39.4	-	-	(596,148)
Net unrealized holding gains on securities		115,840	7.7	-	-	(115,840)
Treasury stock, at cost	(*4)	(25,090)	(1.7)	-	-	25,090
TOTAL SHAREHOLDERS' EQUITY		859,943	56.9	-	-	(859,943)
TOTAL LIABILTIES AND SHAREHOLDERS' EQUITY		1,512,515	100.0	-	-	(1,512,515)

(¥ millions)

NET ASSETS	(Note)	At December 31, 2005 Amount	At December 31, 2005 Percentage over total assets	At December 31, 2006 Amount	At December 31, 2006 Percentage over total assets	Increase (Decrease) Amount
Shareholders' equity						
Common stock	(*3)	-	-	102,045	6.9	102,045
Capital surplus						
Additional paid-in capital		-		70,868		70,868
Other capital surplus		-		245		245
Total capital surplus		-	-	71,114	4.8	71,114
Retained earnings						
Legal reserve		-		25,511		25,511
Other retained earnings						
Reserve for special depreciation		-		913		913
Reserve for deferred gain on sale of property		-		12,554		12,554
Reserve for dividends		-		6,450		6,450
General reserve		-		494,367		494,367
Retained earnings brought forward		-		95,992		95,992
Total retained earnings		-	-	635,789	43.1	635,789
Treasury stock, at cost	(*4)	-	-	(26,796)	(1.8)	(26,796)
Total shareholders' equity		-	-	782,153	53.0	782,153
Valuation and translation adjustments						
Net unrealized holding gains on securities		-		94,080		94,080
Deferred gains or losses on hedges		-		(76)		(76)
Total valuation and translation adjustments		-	-	94,004	6.4	94,004
TOTAL NET ASSETS		-	-	876,157	59.4	876,157
TOTAL LIABILITIES AND NET ASSETS		-	-	1,474,538	100.0	1,474,538

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2005 Amount	Percentage over sales	Year ended December 31, 2006 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		935,621	100.0	960,727	100.0	25,106
Cost of sales						
Inventory at beginning of year		11,250		10,882		(368)
Production cost of goods sold		205,507		218,219		12,712
Amount of goods purchased		38,931		40,445		1,514
Liquor taxes		386,822		390,296		3,474
Cost of revenue from real estate business		3,604		3,346		(258)
Sub total		646,116		663,190		17,074
Transfer to other accounts	(*1)	4,768		3,792		(976)
Inventory at end of year		10,882		12,678		1,796
Total		630,464	67.4	646,720	67.3	16,256
Gross profit		305,156	32.6	314,006	32.7	8,850
Selling, general and administrative expenses	(*2,3)	247,001	26.4	254,036	26.4	7,035
Operating income		58,154	6.2	59,970	6.2	1,816
Non-operating income						
Interest income		1,059		1,624		565
Security interest		0		0		0
Dividend income		14,984		27,387		12,403
Rental income		896		872		(24)
Other		4,001		3,373		(628)
Total		20,943	2.2	33,258	3.5	12,315
Non-operating expenses						
Interest expense		1,279		1,849		570
Interest on bonds		865		788		(77)
Loss on disposal of finished goods		1,788		455		(1,333)
Doubtful accounts expense		694		243		(451)
Expenses for cancellation of facility rental agreement		-		553		553
Other		1,953		1,146		(807)
Total		6,580	0.7	5,037	0.5	(1,543)
Ordinary income		72,517	7.8	88,190	9.2	15,673
Special income						
Gain on sale of fixed assets	(*4)	1,272		1,616		344
Reversal of allowance for doubtful accounts		2,152		580		(1,572)
Gain on sale of investment securities		1,614		7,856		6,242
Gain on sale of shares of subsidiaries and affiliates		33		-		(33)
Reversal of reserve for loss on repurchase of land		-		270		270
Reversal of reserve for losses on guarantees		-		139		139
Total		5,072	0.5	10,462	1.1	5,390
Special expenses						
Loss on disposal of fixed assets	(*5)	3,456		5,235		1,779
Loss on sale of fixed assets	(*6)	17		91		74
Loss on impairment		-		836		836
Loss on devaluation of investment securities		1,465		171		(1,294)
Loss on sale of investment securities		36		4		(32)
Loss on devaluation of investments in subsidiaries and affiliates		306		1,788		1,482
Doubtful accounts expense on receivables from subsidiaries and affiliates		-		1,511		1,511
Loss on sale of shares of subsidiaries and affiliates		122		-		(122)
Expense of reserve for losses on guarantees		786		-		(786)
Loss due to the change in the pension and retirement benefit plans	(*7)	-		2,126		2,126
Total		6,190	0.7	11,766	1.2	5,576
Income before income taxes		71,398	7.6	86,887	9.0	15,489
Income taxes						
Income taxes-current		21,000		31,700		10,700
Income taxes-deferred		6,512		548		(5,964)
Total		27,512	2.9	32,248	3.4	4,736
Net income		43,886	4.7	54,639	5.7	10,753
Retained earnings brought forward from the prior fiscal year		42,907		-		(42,907)
Dividends (interim)		6,696		-		(6,696)
Unappropriated retained earnings		80,096		-		(80,096)

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2005 Amount
Unappropriated retained earnings	80,096
Transfer from reserve for special depreciation	188
Transfer from reserve for deferred gain on sale of property	249
Total	80,535
Appropriations:	
Cash dividends	7,172
Bonuses to directors and corporate auditors	177
(Corporate auditors' portion included in the above)	(12)
Transfer to voluntary earned surplus	
Transfer to reserve for special depreciation	569
Transfer to general reserve	24,000
Unappropriated retained earnings to be carried forward to the next fiscal year	48,615

Note: Transfer from/to "Reserve for special depreciation" and transfer from "Reserve for deferred gain on sale of property" are pursuant to the Special Taxation Measures Law of Japan.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,868	130	70,999	25,511	693	13,028	6,450	470,367	80,096	596,148	(25,090)	744,102
Changes of items during the period													
Provision for reserve for special depreciation from appropriation						569				(569)	-		-
Provision for reserve for special depreciation						168				(168)	-		-
Reversal of reserve for special depreciation from appropriation						(188)				188	-		-
Reversal of reserve for special depreciation						(329)				329	-		-
Reversal of reserve for deferred gain on sale of property from appropriation							(249)			249	-		-
Reversal of reserve for deferred gain on sale of property							(224)			224	-		-
Provision for general reserve from appropriation									24,000	(24,000)	-		-
Dividends from surplus from appropriation										(7,172)	(7,172)		(7,172)
Dividends from surplus (interim dividends)										(7,648)	(7,648)		(7,648)
Directors bonuses from appropriation										(177)	(177)		(177)
Net income										54,639	54,639		54,639
Acquisition of treasury stock												(1,855)	(1,855)
Disposal of treasury stock			114	114								150	265
Net changes of items other than shareholders' equity													
Total changes of items during the period			114	114		219	(474)		24,000	15,895	39,640	(1,705)	38,050
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2005	115,840	-	115,840	859,943
Changes of items during the period				
Provision for reserve for special depreciation from appropriation				-
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation from appropriation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property from appropriation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve from appropriation				-
Dividends from surplus from appropriation				(7,172)
Dividends from surplus (interim dividends)				(7,648)
Directors bonuses from appropriation				(177)
Net income				54,639
Acquisition of treasury stock				(1,855)
Disposal of treasury stock				265
Net changes of items other than shareholders' equity	(21,760)	(76)	(21,836)	(21,836)
Total changes of items during the period	(21,760)	(76)	(21,836)	16,213
Balance as of December 31, 2006	94,080	(76)	94,004	876,157

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.

(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

2. Derivative financial instruments

Derivative financial instruments are stated at fair value.

3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.

(b) Raw materials, containers and supplies are stated at cost determined by the moving-average method.

4. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

(b) Amortization of intangible assets is calculated using the straight–line method.

(c) Depreciation or amortization is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.

5. Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Allowance for employees' bonuses

The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment.

(Additional information)

The Company provides allowance for bonuses effective from the year ended December 31, 2006, since the Company revised rules for payment of employees' bonuses for the second half of the fiscal year, including the partial introduction of performance-linked bonuses, which caused partial difference between the period subject to the payment of bonuses and the timing of such payment.

(c) Allowance for bonuses for directors and corporate auditors

The Company provides allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

(d) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(e) Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company.

(f) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(g) Reserve for losses on guarantees

The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

6. Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

7. Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the statements of Income in the period which includes the inception date, and

b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate; and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and the items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, etc	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc	Interests on loans receivable and loans payable

(c) Hedging policy

The Company uses derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, and (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable.

(d) Assessment of hedging effectiveness

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

8. Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

CHANGE IN ACCOUNTING POLICIES

1. Accounting standard for directors' bonuses

Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income of the adoption of this new accounting standard is not material.

2. Accounting standard for presentation of net assets in the balance sheet

Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

Amount corresponding to conventional" total shareholders' equity" in the balance sheet is ¥876,233 million.

Net assets in the Balance Sheet for the year ended December 31, 2006 is presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements."

3. Accounting standard for business combinations, etc.

Effective from the year ended December 31, 2006, the Company applied "Accounting Standard for Business Combinations" issued by the Business Accounting Council on October 31, 2003, Accounting Standard Board Statement No. 7 "Accounting Standard for Business Divestitures" (issued by the Accounting Standard Board of Japan on December 27, 2005 and Accounting Standard Board Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued by the Accounting Standards Board of Japan on December 27, 2005 to contracts concluded after the enforcement of the Company Law (Law No. 86 of 2005). Since the applicable transaction occurred in the second half of the year ended December 31, 2006, the previous accounting method was applied for the interim accounting period ended June 30, 2006.

4. Revision of accounting standard for financial instruments

Effective from the year ended December 31, 2006, the Company adopted Accounting Standard Board Statement No. 10, "Accounting Standards for Financial Instruments" revised on August 11, 2006 and JICPA Accounting Committee report No.14, "Practical Guidance for Accounting for Financial Instruments" revised on October 20, 2006. As a result, when the amount of income concerning monetary debt differs from the amount of debt, monetary debt is stated at amortized cost. As the difference between the amount calculated based on amortized cost and the amount of debt which amounted to ¥2,384 million at the end of the fiscal year was previously included in "Other" of Investment and Other Assets, due to the adoption of the above-mentioned change, the both amounts are offset and ¥9,399 million, which was the construction fund received stated at amortized cost, is included in "Other" of Long-term Liabilities as construction fund received. The revision of accounting standard has no effect on profit and loss. Since the revised accounting standard is to be applied from the fiscal year ending after August 31, 2006, the previous accounting standard was applied for the first half of the year ended December 31, 2006, which has no effect on profit and loss.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

*1. Details of collateral

(1) Collateral (¥ millions)

	At December 31, 2005	At December 31, 2006
Buildings	820	763
Land	439	439

(2) Secured borrowing (¥ millions)

	At December 31, 2005	At December 31, 2006
Deposits received	2,296	2,296

*2. Amount reduced from fixed assets due to government subsidy received

(¥ millions)

	At December 31, 2005	At December 31, 2006
Buildings	0	3
Structures	35	35
Machinery and equipment	299	299
Total	335	339

*3. Shares authorized and issued

(shares)

		At December 31, 2005	At December 31, 2006
Number of stock authorized	Common stock	1,732,026,000	-
Number of stock issued	Common stock	984,508,387	-

*4. Number of treasury stock held

(shares)

	At December 31, 2005	At December 31, 2006
Common stock	28,173,156	-

5. Receivables from and payables to subsidiaries and affiliates

(¥ millions)

	At December 31, 2005	At December 31, 2006
Accounts receivable, trade, Other accounts receivable, Current Assets "Other" and others	7,228	13,728
Accounts payable, trade, Other accounts payable, Accrued expenses and others	18,027	20,492

6. Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At December 31, 2005	At December 31, 2006
Kirin Agribio EC B.V.	592	663
	(Euro 4,238)	(Euro 4,238)
Other	893	949
(Number)	(8)	(5)
Foreign currencies included in "Other"	551	230
	USD 2,086	Yuan 10,000
	NTD 59,600	Euro 500
	Euro 650	

(2) Guarantees for employee's housing loan from banks (¥ millions)

At December 31, 2005	At December 31, 2006
8,197	7,253

(3) Guarantees for customers (¥ millions)

	At December 31, 2005	At December 31, 2006
	124	27
(Number)	(3)	(1)

Total contingent liabilities	9,808	8,894
(Arrangements similar to guarantees included in the above)	(239)	(208)

7. Restriction on dividend distribution

At December 31, 2005	At December 31, 2006
Net assets increased by ¥115,840 million resulted from revaluating assets at fair market value as stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code of Japan, which is restricted for dividend distribution.	-

*1. Transfer to other accounts

At December 31, 2005	At December 31, 2006
Transfer to other accounts mainly represents transfer to selling, general and administrative expenses due to internal consumption of merchandise and finished goods.	Transfer to other accounts mainly represents transfer to selling, general and administrative expenses due to internal consumption of merchandise and finished goods.

*2. Major elements of selling, general and administrative expenses

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Sales promotion	61,631	61,602
Freight	20,742	22,884
Advertising	35,923	37,747
Salaries and wages of employees	35,959	36,129
Expenses of Allowance for employees' bonuses	-	1,196
Employees' pension and retirement benefit expenses	6,821	6,291
Expenses of Allowance for bonuses for directors and corporate auditors	-	158
Expense for retirement benefits for directors and corporate auditors	95	111
Welfare	8,532	-
Depreciation	2,477	3,094
Research and development expenses	26,606	25,719
Doubtful accounts expense	138	20
Percentage of selling expenses over selling, general and administrative expenses	Approx. 67%	Approx. 66%

*3. Research and development expense included in selling, general and administrative expenses

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Total research and development expense	26,606	25,719

*4. Gain on sale of fixed assets

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Land	1,247	1,572
Other	25	44
Total	1,272	1,616

*5. Loss on disposal of fixed assets

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Buildings	1,939	1,070
Machinery and Equipment	1,020	3,522
Other	496	642
Total	3,456	5,235

*6. Loss on sale of fixed assets

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Buildings	-	65
Tools	10	17
Other	6	8
Total	17	91

*7. Loss due to the change in the pension and retirement benefit plans

Loss incurred due to the Company's partial transition of the pension plan from the lump-sum severance payment plan to the defined contribution pension plan.

8. Transactions related to subsidiaries and affiliates

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Dividends received	11,806	23,457
Interest income, rental income and others	1,126	1,369
Non-operating expenses "Other" and others	577	583

Note: Expenses for cancellation of facility rental agreement are transactions related to subsidiaries and affiliates.

Type and number of shares of treasury stock

	Year ended December 31, 2006
Type of treasury stock	Common stock
Number of shares as of December 31, 2005	28,173,156 shares
Number of shares increased during the accounting period ended December 31, 2006	1,147,899 shares
Number of shares decreased during the accounting period ended December 31, 2006	165,600 shares
Number of shares as of December 31, 2006	29,155,455 shares

Notes:
1. Increase in the number of shares was due to purchases of 811,899 less-than-one-unit shares, and purchases of 336,000 shares from opposing shareholders concerning the share exchange with Kirin Beverage Corporation based on Article 797, Paragraph1 of the Company Law.
2. Decrease in the number of shares was due to sales of less-than-one-unit shares.

(LEASE TRANSACTIONS)

1. Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2005	At December 31, 2006
Machinery and Equipment		
Purchase price equivalents	146	146
Accumulated depreciation equivalents	100	115
Book value equivalents	46	31
Vehicles		
Purchase price equivalents	7	3
Accumulated depreciation equivalents	6	3
Book value equivalents	0	0
Tools		
Purchase price equivalents	2,793	1,191
Accumulated depreciation equivalents	2,123	894
Book value equivalents	670	296
Total		
Purchase price equivalents	2,947	1,342
Accumulated depreciation equivalents	2,229	1,013
Book value equivalents	717	328

(2) Lease commitments (¥ millions)

	At December 31, 2005	At December 31, 2006
Due within one year	409	185
Due over one year	345	162
Total	755	348

(3) Lease expenses, depreciation equivalents and interest expenses equivalents (¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Lease expenses	1,084	428
Depreciation equivalents	992	391
Interest expenses equivalents	47	20

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expenses equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Operating lease

The company has lease commitments under non-cancelable operating lease as follows. (¥ millions)

	At December 31, 2005	At December 31, 2006
Due within one year	91	50
Due over one year	83	38
Total	174	88

(SECURITIES)

Investments in subsidiaries and affiliates with fair market value.

At December 31,2006

(¥ millions)

	Book value	Fair market value	Difference
Investments in subsidiaries	124,358	212,678	88,319
Investments in affiliates	105,859	125,771	19,911
Total	230,218	338,449	108,230

At December 31,2005

(¥ millions)

	Book value	Fair market value	Difference
Investments in subsidiaries	101,766	240,992	139,225
Investments in affiliates	112,484	165,706	53,221
Total	214,250	406,698	192,447

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities

(¥ millions)

	At December 31, 2005	At December 31, 2006
Deferred tax assets:		
Employees' pension and retirement benefits	23,690	20,302
Deferred charges	7,350	6,657
Depreciation	5,081	5,446
Other	30,259	33,132
Sub total	66,380	65,539
Less valuation allowance	(12,487)	(14,434)
Total deferred tax assets	53,893	51,105
Deferred tax liabilities:		
Net unrealized holding gains on securities	(79,506)	(64,571)
Reserve for deferred gain on sale of property	(8,770)	(8,616)
Prepaid pension cost	(8,634)	(6,606)
Other	(737)	(626)
Total deferred tax liabilities	(97,648)	(80,421)
Net deferred tax assets (liabilities)	(43,755)	(29,316)

2. Significant differences between the statutory tax rate and the effective tax rate

At December 31, 2005		At December 31, 2006	
Statutory tax rate	40.7%	Statutory tax rate	40.7%
Permanent difference-expenses	2.1	Permanent difference-expenses	1.5
Permanent difference-revenue	(5.5)	Permanent difference-revenue	(3.4)
Tax deduction for research expenses	(2.7)	Tax deduction for research expenses	(3.0)
Valuation allowance	5.7	Valuation allowance	2.2
Other	(1.8)	Other	(0.9)
Effective tax rate	38.5%	Effective tax rate	37.1%

(BUSINESS COMBINATIONS, ETC.)

As stated in "BUSINESS COMBINATIONS, ETC." in the consolidated financial statements

(PER SHARE INFORMATION)

Year ended December 31, 2005		Year ended December 31, 2006	
Net assets per share:	¥899.02	Net assets per share:	¥917.10
Net income per share (Primary):	¥45.61	Net income per share (Primary):	¥57.16
Net income per share (diluted) was not presented because there was no dilutive potential common stock outstanding.		Net income per share (diluted) was not presented because there was no dilutive potential common stock outstanding.	

Note: The basis for calculation of Net assets per share and net income per share was as follows.

		Year ended December 31, 2005	Year ended December 31, 2006
Total net assets	(¥ millions)	-	876,157
Net assets attributable to common stock	(¥ millions)	-	876,157
Number of outstanding common stock	(thousand shares)	-	984,508
Number of treasury stock of common stock	(thousand shares)	-	29,155
Number of common stock used to calculate net assets per share at the end of year	(thousand shares)	-	955,352

		Year ended December 31, 2005	Year ended December 31, 2006
Net income	(¥ millions)	43,886	54,639
Amounts not attributable to common stock	(¥ millions)	177	-
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)		(177)	(-)
Net income attributable to common stock	(¥ millions)	43,708	54,639
Average number of common stock outstanding during the year	(thousand shares)	958,117	955,956

(Subsequent events)

(Year ended December 31,2006)

In connection with the implementation of pure holding company system by Kirin Brewery Company, Limited (the "Company" or the "Transferor Company") in July 2007 as announced on May 11, 2006, the Company's Board of Directors resolved, at the meeting of the Board of Directors held on February 7, 2007, to implement a corporate split (the "Corporate Split") of its domestic alcoholic beverage business, pharmaceutical business and common support functions business on April 1, 2007 and to transfer such businesses to its wholly owned subsidiaries, Kirin Holdings Company, Limited (the corporate name of Kirin Holdings Company, Limited is expected to change to Kirin Brewery Company, Limited as of July 1, 2007), Kirin Pharma Company, Limited and Kirin Business Expert Company, Limited, respectively, as the succeeding companies (together, the "Succeeding Companies"). The Company decided to hold a general meeting of shareholder on March 28, 2007 (tentative) for approval of the foregoing matters. Following the Corporate Split, the Company will be structured into a pure holding company that holds all of the Succeeding Companies' stock, and the Company's corporate name is expected to change to Kirin Holdings Company, Limited as of July 1, 2007.

1. Purpose of Corporate Split

The business environment has been changing rapidly as consumer needs have been diversifying, the structure of markets and distribution systems have changed, competition among companies has intensified and globalization has advanced. Amid this environment, in order to make the group management more dynamic and competitive, the Company determined that it is appropriate to implement a pure holding company system to enhance the corporate value of the Kirin Group (the "Group") through a dramatic allocation of resources to growth areas, expansion of synergistic effects inherent in the Group, and enhancement of the autonomy, mobility and flexibility of each business, implement the Corporate Split of its domestic alcoholic beverage business, pharmaceutical business and common support function business and transfer such businesses to the Succeeding Companies, respectively.

2. Schedule

Meeting of the Board of Directors for Approval of Corporate Split	Wednesday, February 7, 2007
Execution of the Corporate Split Agreements	Wednesday, February 7, 2007
General Meetings of Shareholders of the Succeeding Companies for Approval of Corporate Split	Wednesday, March 28, 2007 (planned)
Effective Date of Corporate Split	Sunday, April 1, 2007 (planned)

Supplementary Documents to the Financial Statements for the year ended December 31, 2006

Supplementary Documents to the Consolidated Financial Statements

1. Results of Operations
2. Scope of Consolidation and Application of Equity Method
3. Sales Details
4. Profit Breakdown for the Current Fiscal Year (Actual)
5. Major Expenses and Others
6. Major Fluctuations of Balance Sheets
7. Results of Operations by Major Companies
8. Profit Breakdown for the next fiscal year (Forecast)

Supplementary Documents to the Non-consolidated Financial Statements

1. Results of Operations
2. Sales Details
3. Profit Breakdown for the Current Fiscal Year (Actual)
4. Major Expenses and Others
5. Major Fluctuations of Balance Sheets

(Reference Material)
Supplementary Information of Kirin Beverage Corporation

(1) Results of Operations (consolidated)
(2) Profit Breakdown for the Current Fiscal Year (Actual)
(3) Sales Performance

KIRIN BREWERY COMPANY, LIMITED

February 7, 2007

Consolidated

1.Results of Operations

(¥ billions)

		2005 Actual		2006 Actual		2007 Forecast	
Sales	(year-on-year rate)	1,632.2	(1.4%)	1,665.9	2.1%	1,880.0	12.8%
Operating Income	(year-on-year rate)	111.7	2.1%	116.3	4.2%	121.0	4.0%
Ordinary Income	(year-on-year rate)	114.8	7.8%	120.8	5.2%	121.0	0.1%
Net Income	(year-on-year rate)	51.2	4.4%	53.5	4.4%	55.0	2.8%

2. Scope of Consolidation and Application of Equity method

	2005 Actual	2006 Actual	2007 Forecast
Consolidated subsidiaries	257	272	272
Unconsolidated subsidiary accounted for by the equity method	0	0	0
Affiliated companies accounted for by the equity method	16	19	20

3.Sales Details

	2005 Actual		2006 Actual		2007 Forecast	
Sales volume (year-on-year rate)						
Alcohol beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer, *Happo-shu* and New genre	3,223	(5.8%)	3,396	5.4%	3,530	3.9%
	million cases		million cases		million cases	
Soft drinks	221	1.3%	229	3.7%	252	10.0%
Sales by business segments (year-on-year rate)	¥ billions		¥ billions		¥ billions	
Total sales	1,632.2	(1.4%)	1,665.9	2.1%	1,880.0	12.8%
Alcohol beverages	1,019.3	(3.2%)	1,063.3	4.3%	1,203.9	13.2%
Beer, *Happo-shu* and New genre	902.5	(3.7%)	947.8	5.0%	997.5	5.2%
Other alcohol beverages	116.7	0.6%	115.5	(1.1%)	206.4	78.7%
Soft drinks	380.1	2.1%	392.7	3.3%	434.5	10.6%
Pharmaceuticals	67.6	7.8%	67.2	(0.5%)	70.0	4.1%
Other business	165.1	(0.8%)	142.6	(13.6%)	171.6	20.3%
Agribio	23.0	(0.1%)	18.8	(18.2%)	20.2	7.3%
Nutrient Food & Feed	33.0	(23.0%)	31.7	(3.9%)	34.0	7.1%
Other	109.0	8.5%	92.0	(15.6%)	117.4	27.5%

Consolidated

4. Profit Breakdown for the Current Fiscal Year (Actual)

(¥ billions)

Major factors of changes	amount Increase (Decrease)	Description
Alcohol beverage segment	7.6	FY2005 actual 75.6 => FY2006 actual 83.2
	11.7	Kirin Brewery Increase in marginal profit for alcohol beverages (Increase in sales volume of New genre alcohol beverages 140 thousand KL, etc.)
	(1.1)	Kirin Brewery Increase in raw material cost of alcohol beverages (Rise in price of wheat (0.7), etc.)
	(2.3)	Kirin Brewery Increase in factory operating cost (Increase in fuel cost (0.6), increase in repair expenses (0.5), etc.)
	(1.7)	Kirin Brewery Increase in sales promotion and advertising expenses (*Beer*, *Happo*-shu and New genre 0.6, Chu-hi (2.1), etc.)
	(1.5)	Kirin Brewery Increase in personnel expenses (Accounting for allowance because of revision for payment of employees' bonuses)
	3.3	Lion Nathan Ltd. Lion Nathan 34.0 => 38.9 (*1) Adjustment amount of amortization of intangible assets (8.5) => (10.1)
	(0.8)	Alcohol beverage segment and others
Soft drinks segment	0.4	FY2005 actual 19.3 => FY2006 actual 19.7
	7.0	Kirin Beverage Difference in volume of sales (Increase in sales volume 7,325 thousands case)
	(2.7)	Kirin Beverage Increase in sales promotion and advertising expenses due to increase of sales volume
	(0.6)	Kirin Beverage Increase in transportation cost
	(3.3)	Soft drinks segment and others
Pharmaceuticals segment	(2.2)	FY2005 actual 14.2 => FY2006 actual 12.0
	(2.4)	Decrease in marginal profit for pharmaceuticals
	0.5	Kirin Brewery Increase in R&D expenses
	(0.3)	Pharmaceuticals segment and others
Others segment	(0.9)	FY2005 actual 4.4 => FY2006 actual 3.5
Eliminations or Corporate	(0.3)	FY2005 actual (1.9) => FY2006 actual (2.2)
Increase (Decrease) in operating income	4.6	FY2005 actual 111.7 => FY2006 actual 116.3

Non-operating profit/loss	1.4	
	1.8	Net interest(expense)
	(0.3)	Investment profit(loss) on equity method (SAN MIGUEL CORPORATION (0.4) (*2), Kirin-Amgen, Inc. 1.8, Kinki Coca-Cola Bottling (1.7) (*3), etc.)
	(0.1)	Others
Changes of ordinary income	6.0	FY2005 actual 114.8 => FY2006 actual 120.8

Special income/loss	(3.4)	
	6.3	Gain on sale of investment securities
	(1.7)	Loss on disposal of fixed assets
	(2.1)	Loss due to the change in the pension and retirement benefit plans
	(5.9)	Business restructuring expense, Loss on impairment
Minority interests & income taxes, etc.	(0.3)	
	1.6	Minority interests (8.7) => (7.1)
	(1.9)	Income taxes, etc.
Changes of net income	2.3	FY2005 actual 51.2 => FY2006 actual 53.5

(*1) As for 2006 actual information of the Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.
(*2) Equity in earnings of SAN MIGUEL CORPORATION was calculated based on its third quarter financial statements.
(*3) Kinki Coca-Cola Bottling has been excluded from the scope of application of the equity method from the second half of the fiscal year.

Exchange rate for overseas company	2006 Actual	2005 Actual
Lion Nathan Ltd. (Australian $)	¥86.83	¥82.45

5. Major Expenses and Others

(¥ billions)

	2005 Actual	2006 Actual	2007 Forecast
Sales promotion	168.9	176.3	262.0
Advertising	64.1	66.6	
(Sales promotion and advertising expenses included in the above)			
Kirin Brewery Domestic alcohol beverages business	Disclosed from 2007		97.9
Kirin Beverage			123.4
Research and development expenses	28.7	28.2	30.0
Depreciation	71.0	68.4	74.5
Amortization of goodwill *	-	8.0	7.4
Financial profit, net	(4.9)	(3.1)	(3.1)
Capital expenditures	62.9	59.9	97.0
Cash flows	(12.4)	(78.8)	(25.0)
Operating activities	104.7	123.6	101.0
Investing activities	(66.6)	(153.2)	(73.0)
Financing activities	(52.0)	(50.0)	(53.0)

* Actual cost of amortization of Goodwill for Fiscal 2005 is included in the depreciation cost.

6. Major Fluctuations of Balance Sheets

(¥ billions)

	2005 Actual	2006 Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Notes and accounts receivable, trade	290.0	321.6	31.6	Increase due to addition of newly consolidated subsidiaries(Mercian, etc.), etc.
Inventories	94.1	119.8	25.7	Increase due to addition of newly consolidated subsidiaries(Mercian, etc.), etc.
Fixed Assets				
Intangible assets				
Goodwill *	22.5	96.8	74.3	Increase due to change in presentation and additional purchase of shares of Kirin Beverage Co., etc.
Consolidation differences	38.4	-	(38.4)	Due to change in presentation
LIABILITIES				
Current Liabilities				
Bonds due within one year	69.9	-	(69.9)	Decrease due to redemption of bond at Parent Company
Income taxes payable	20.2	33.6	13.4	Increase at Parent Company, etc.
Others	45.1	62.9	17.8	Increase in accounts payable due to addition of newly consolidated subsidiaries (Mercian, etc.), etc.
Long-term Liabilities				
Long-term debt	54.2	116.5	62.3	Increase due to borrowing from financial institutions at Parent Company, Increase at Lion Nathan, etc.
SHAREHOLDERS' EQUITY AND NET ASSETS				
Foreign currency translation adjustments	(18.0)	(1.9)	16.1	Increase due to yen depreciation and transfer to foreign currency translation adjustments of foreign subsidiaries and affiliates, etc.
Minority interests	79.2	49.7	(29.5)	Decrease due to additional purchase of shares of Kirin Beverage, etc.

*Effective from the year ended December 31, 2006, the Company adopted the revision of "Regulations concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements (Cabinet Office Ordinary No.56 issued on April 26, 2006) and presented "consolidation difference" and "goodwill" as "Goodwill".
In addition, goodwill amounted to ¥24.0 billions is included in "Goodwill" for the year ended December 31, 2006.

7. Results of Operations by Major Companies

2006 Actual (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	960.7	59.9	88.1	54.6	54.6
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	386.7	17.1	15.9	7.4	6.7
Lion Nathan Ltd.	160.2	38.9 *1	32.5 *1	19.6	9.0
Adjusted amount of amortization of intangible assets *2		(10.1)	(10.1)	(10.1)	(6.0)
After adjustments of the above	160.2	28.8	22.3	9.5	2.9
Kirin Logistics Co., Ltd.	88.8	2.5	2.5	1.4	1.4
Kirin Engineering Co., Ltd.	36.8	1.0	1.0	0.6	0.6
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd. *3	81.6	6.0	0.5	(0.8)	* (0.3)
Yonekyu Corporation	142.9	3.4	3.4	1.0	* 0.2
San Miguel Corporation *4	415.3	33.4	21.6	14.0	* 2.8
Equity in earnings of affiliates in total of above 3 companies (*Total)			2.7	2.7	* 2.7
Amortization of consolidation difference equivalent of San Miguel Corporation			(2.1)	(2.1)	(2.1)
Others (including adjustments in consolidation)	32.7	7.0	(9.6)	(20.6)	(13.3)
Consolidated amount	1,665.9	116.3	120.8	53.5	53.5

*1 As for 2006 actual result of operation of the Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.

*2 Adjusted amount of amortization of intangible assets, amortization of consolidation differences and amortization of goodwill are presented collectively.

*3 Kinki Coca-Cola Bottling has been excluded from the scope of application of the equity method from the second half of the fiscal year.

*4 Equity in earnings of SAN MIGUEL CORPORATION was calculated based on its third quarter financial statements.

2005 Actual (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	935.6	58.1	72.5	43.8	43.8
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	379.3	16.0	15.6	5.2	3.1
Lion Nathan Ltd.	144.9	34.0	27.9	18.5	8.5
Adjusted amount of amortization of intangible assets *5		(8.5)	(8.5)	(8.5)	(5.3)
After adjustments of the above	144.9	25.5	19.3	9.9	3.2
Kirin Logistics Co., Ltd.	86.5	2.4	2.2	1.4	1.4
Kirin Engineering Co., Ltd.	42.9	1.0	1.0	0.6	0.6
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	180.9	6.1	6.1	3.4	* 1.4
Yonekyu Corporation	132.8	3.8	4.0	2.1	* 0.3
San Miguel Corporation	467.9	34.8	24.0	16.0	* 3.2
Equity in earnings of affiliates in total of above 3 companies (*Total)			4.9	4.9	* 4.9
Amortization of consolidation difference equivalent of San Miguel Corporation			(2.1)	(2.1)	(2.1)
Others (including adjustments in consolidation)	43.0	8.7	1.4	(12.5)	(3.7)
Consolidated amount	1,632.2	111.7	114.8	51.2	51.2

*5 Adjusted amount of amortization of intangible assets and amortization of consolidation differences are presented collectively.

Increase (Decrease) (¥ billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	25.1	1.8	15.6	10.8	10.8
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	7.4	1.1	0.3	2.2	3.6
Lion Nathan Ltd.	15.3	4.9	4.6	1.1	0.5
Adjusted amount of amortization of intangible assets		(1.6)	(1.6)	(1.6)	(0.7)
After adjustments of the above	15.3	3.3	3.0	(0.4)	(0.3)
Kirin Logistics Co., Ltd.	2.3	0.1	0.3	0.0	0.0
Kirin Engineering Co., Ltd.	(6.1)	0.0	0.0	0.0	0.0
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	(99.3)	(5.5)	(5.6)	(4.2)	* (1.7)
Yonekyu Corporation	10.1	(0.4)	(0.6)	(1.1)	* (0.1)
San Miguel Corporation	(52.6)	(1.4)	(2.4)	(2.0)	* (0.4)
Equity in earnings of affiliates in total of above 3 companies (*Total)			(2.2)	(2.2)	* (2.2)
Amortization of consolidation difference equivalent of San Miguel Corporation			0.0	0.0	0.0
Others (including adjustments in consolidation)	(10.3)	(1.7)	(11.0)	(8.1)	(9.6)
Consolidated amount	33.7	4.6	6.0	2.3	2.3

Exchange rate for overseas company	2006 Actual	2005 Actual
Lion Nathan Ltd. (Australian $)	¥86.83	¥82.45
San Miguel Corporation (Philippine P)	¥2.27	¥2.04

Consolidated

8. Profit Breakdown for the next fiscal year (Forecast)

(¥ billions)

Major factors of changes	amount Increase (Decrease)	Description
Alcohol beverage segment	9.7	FY2006 actual 83.2 => FY2006 forecast 92.9
	19.2	Kirin Brewery Increase in marginal profit for alcohol beverages (increase in sales volume of new genre alcohol beverages 54 thousand KL, etc.)
	(7.0)	Kirin Brewery Increase in raw material cost of alcohol beverages, (Increase in prices for cans & cartons, molts, and syrup, etc.)
	(0.4)	Kirin Brewery Increase in factory operating cost (Increase in cost of new barrel (0.5), etc.)
	(3.4)	Kirin Brewery Increase in sales promotion and advertising expenses, etc.
	1.1	Lion Nathan Ltd. Lion Nathan 38.9 => 40.4 (*1) Adjustment amount of amortization of intangible assets (10.1) => (10.4)
	0.2	Alcohol beverage segment and others (Mercian (*2) and others)
Soft drinks segment	1.5	FY2006 actual 19.7 => FY2006 forecast 21.2
	22.7	Kirin Beverage Difference in volume of sales (Increase in sales volume 22,088 thousands case)
	(4.8)	Kirin Beverage Decrease in change of composition ratio of containers
	(8.2)	Kirin Beverage Increase in sales promotion and advertising expenses, etc.
	(1.4)	Kirin Beverage Increase in vending machine related expenses
	(2.3)	Kirin Beverage Increase in transportation cost
	(4.5)	Soft drinks segment and others
Pharmaceuticals segment	1.0	FY2006 actual 12.0 => FY2006 forecast 13.0
	2.4	Kirin Brewery (*3) Increase in marginal profit
	(0.8)	Kirin Brewery (*3) Increase in R&D expenses
	(0.6)	Pharmaceuticals segment and others
Others segment	1.2	FY2006 actual 3.5 => FY2006 forecast 4.7
Eliminations or Corporate	(8.7)	FY2006 actual (2.2) => FY2006 forecast (10.9) Increase in unallocable operating expenses due to the implementation of pure holding company system
Increase (Decrease) in operating income	4.7	FY2006 actual 116.3 => FY2007 forecast 121.0

Non-operating profit/loss	(4.5)	
	(3.4)	Investment profit(loss) on equity method (Increase in R&D expenses By Kirin-Amgen, Inc.(USA), etc)
	(1.1)	Others
Changes of ordinary income	0.2	FY2006 actual 120.8 => FY2007 forecast 121.0

Special income/loss	4.1	
	2.1	Loss due to the change in the pension and retirement benefit plans
	2.0	Others (Loss on disposal of fixed assets, etc.)
Minority interests & income taxes, etc.	(2.8)	
	0.6	Minority interests ((7.1) => (6.5))
	(3.4)	Income taxes, etc.
Changes of net income	1.5	FY2006 actual 53.5 => FY2007 forecast 55.0

(*1) As for 2006 actual result of operation of the Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.
And the Company has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2006 as the forecast for the year ending December 31, 2007.
(*2) Since Mercian Corporation has not disclosed its business performance for FY2007, its figures are presented based on forecasted

Exchange rate for overseas company	2007 Forcast	2006 Actual
Lion Nathan Ltd. (Australian $)	¥90.00	¥86.83

Non-consolidated

1.Results of Operations

(¥ billions)

	2005 Actual	2006 Actual	2007 Forecast (*)
Sales	935.6	960.7	
Operating Income	58.1	59.9	―――
Ordinary Income	72.5	88.1	
Net Income	43.8	54.6	

(*) Since the Company is scheduled to make the transition to a pure holding company on July 1,2007, the full-year forecast is not available.

2.Sales Details

	2005 Actual		2006 Actual		2007 Forecast (*2)	
Sales volume of						
Alcohol beverages business(year-on-year rate)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Low alcohol beverages	2,505	(0.0%)	2,623	4.7%	2,763	5.3%
Beer (*1)	1,079	(11.0%)	1,019	(5.6%)	1,067	4.6%
*Happo-shu (*1)*	837	(20.3%)	866	3.5%	898	3.6%
New genre	352	-	492	39.6%	546	10.8%
Subtotal	2,270	0.3%	2,379	4.8%	2,511	5.5%
*Chu-hi(*1)*	218	(0.8%)	228	4.8%	208	(9.1%)
Other	16	(23.4%)	15	(5.1%)	44	184.5%
Sales volume by major brands(year-on-year rate)	million cases		million cases		million cases	
LAGER	39.3	(16.2%)	35.0	(10.9%)	28.9	(17.4%)
ICHIBAN SHIBORI	41.6	(6.7%)	40.2	(3.4%)	40.5	0.7%
TANREI	62.3	(16.6%)	57.7	(7.4%)	59.7	3.5%
NODOGOSHI NAMA	27.9	-	38.9	39.4%	43.1	10.8%
Breakdown of sales	¥ billions		¥ billions		¥ billions	
Alcohol beverages	858.6	(3.8%)	885.1	3.1%	938.0	6.0%
Low alcohol beverages(year-on-year rate)	827.9	(4.2%)	853.0	3.0%	902.0	5.7%
Beer (*1)	433.9	(11.4%)	408.8	(5.8%)	428.0	4.7%
*Happo-shu (*1)*	245.6	(20.4%)	255.4	4.0%	265.0	3.7%
New genre	85.9	-	124.3	44.6%	140.0	12.6%
Subtotal	765.5	(4.1%)	788.5	3.0%	833.0	5.6%
*Chu-hi(*1)*	58.2	(0.7%)	60.5	3.9%	56.0	(7.5%)
Other	4.1	(36.6%)	3.9	(4.5%)	13.0	229.2%
Shochu, Whiskey, Spirits and Wines, etc.	30.7	5.4%	32.1	4.5%	36.0	12.1%
Pharmaceuticals	64.0	6.1%	61.8	(3.4%)	64.0	3.4%

(*1) Exports included

(*2) Estimated based on the system before making the transition to a pure holding company.

3. Profit Breakdown for the Current Fiscal Year (Actual)

Operating income

(¥ billions)


2005 Operating income
58.1
Marginal profit of alcohol beverages business
11 7
Sales decrease in Beer ((7.3), (60) thousand KL); sales increase in Happo-shu (2.9, 29 thousand KL), New genre (15 2, 140 thousand KL), Chu-hi (1.0, 10 thousand KL); change in products mix, etc
Depreciation
0.3
32.4=>32.1
Raw materials cost of alcohol beverages
(1.1)
Increase in barley price (0.7), etc.
Labour cost
(1 5)
73.9=>75 4 (Decrease due to accounting for allowance because of revision for payment of employees' bonuses (1 6)), etc.
Factory expenses
(2.3)
Increase in fuel expenses (0 6) and repair expenses (0.5), etc.
Marginal profit of pharmaceuticals business
(2.4)
Decrease due to NHI pricing revisions and impact from Flat-Sum Reimbursement relating to dialysis treatment, etc.
Selling cost
(2.8)
Increase in sales promotion and advertising expenses (1 8) (Beer, Happo-shu and New genre 0 6); Chu-hi (2.1), etc.), transport expenses (1.0), etc.
Other
(0.1)
Increase in corporate communications and IR expenses (0.5). Decrease in R&D 0.9 (26.6=>25 7), etc.
2006 Operating income
59.9
1.8
50
55
60
65
70
75
80
85

Ordinary income


2005 Ordinary income
72.5
Net of Non-operating income and expenses
13.8
Increase in financial profit, net 12 4 (13.9=>26 3), etc.
Increase in Operating income
1.8
58.1=>59.9
2006 Ordinary income
88.1
15 6
70
75
80
85
90
95
100

Net income


2005 Net income
43.8
Increase in Ordinary income
15.6
72.5=>88.1
Net of Special income and expenses
(0.1)
Loss due to the change in the pension and retirement benefit plans (2 1), Increase in Loss on sale and disposal of fixed assets (1 9), Decrease in reversal of allowance for doubtful accounts (1 6), Increase in loss on devaluation of investments in subsidiaries and affiliates (1 5), Loss on impairment (0 8), Increase in gain on sale of investment securities 6 2, etc
Income taxes
(4.7)
27.5=>32.2
2006 Net income
54.6
10.8
30
35
40
45
50
55
60
65
70
75
80
85

4. Major Expenses and Others

(¥ billions)

	2005 Actual	2006 Actual
Sales promotion	61.6	61.6
Advertising	35.9	37.7
(Sales promotions and advertising expenses included in the above)		
Beer, *Happo-shu* and New genre	74.8	74.2
Chu-hi	9.9	12.0
Research and development expenses	26.6	25.7
Labor cost	73.9	75.4
Depreciation	32.4	32.1
Financial profit, net	13.9	26.3
Number of Employees (Number of persons)	5,192	5,040
(Including secondees from group companies)		
Capital expenditures	32.4	26.4
(Major Items)		
Renewal of Fukuoka plant	8.0	2.9
Expansion of facilities at Takasaki pharmaceutical plant	4.2	0.6
Remodeling of production facilities at Tochigi plant	1.7	1.3
New construction of soft drinks production facilities of Hokuriku plant	–	1.1

Non-consolidated

5. Major Fluctuations of Balance Sheets

(¥ billions)

	2005 Actual	2006 Actual	Increase (Decrease)	Reference
ASSETS				
Fixed Assets				
Investments and Other Assets				
Investment securities	341.2	282.4	(58.8)	Decrease in net unrealized holding gains on securities along with the decline in stock price, etc.
Investments in subsidiaries and affiliates	289.4	410.2	120.8	Acquisition of *Kirin beverage* and *Mercian* stocks, etc.
LIABILITIES				
Current Liabilities				
Bonds due within one year	70.0	-	(70.0)	Decrease due to the redemption of bonds (October 20,2006)
Long-term Liabilities				
Long-term dept	23.0	53.0	30.0	Increase due to borrowing from financial institutions, etc.
Deferred tax liabilities	54.8	40.0	(14.8)	Decrease in net unrealized holding gains on securities along with the decline in stock price, etc.
Employees' pension and retirement benefits	61.3	49.8	(11.5)	Decrease due to the change in the pension and retirement benefit plans
SHAREHOLDERS' EQUITY AND NET ASSETS				
Net unrealized holding gains on securities	115.8	94.0	(21.8)	Decrease in net unrealized holding gains on securities along with the decline in stock price, etc.

(Reference Material)
Supplementary Information of Kirin Beverage Corporation

(1) Results of Operations (consolidated)

(1,000 case or million yen)

	2005 Actual	2006 Actual	Increase (Decrease) Amount	Percentage
				%
Sales volume	184,587	191,912	7,325	4.0
Net sales	379,366	386,732	7,366	1.9
Cost of sales	161,265	162,867	1,602	1.0
Gross profit	218,101	223,864	5,763	2.6
[Gross profit ratio]	57.5%	57.9%	0.4%	
Selling, general & administrative expenses	202,011	206,713	4,702	2.3
[Sales promotion]	100,175	103,946	3,771	3.8
[Advertising]	15,884	14,350	(1,534)	(9.7)
[Transportation]	26,410	26,775	365	1.4
[Vending machine cost]	4,619	5,066	447	9.7
[Depreciation]	7,376	7,723	347	4.7
[Research and development]	847	897	50	5.9
[Labour cost]	26,029	25,336	(693)	(2.7)
[Other]	20,668	22,617	1,949	9.4
Operating income	16,090	17,150	1,060	6.6
[Operating income ratio]	4.2%	4.4%	0.2%	

(2) Profit Breakdown for the Current Fiscal Year (Actual)



Operating income
(¥ billions)
2005 Operating income
16.0
*Change in the volume
7.0
Sales volume increased by 7,325 thousands case
Decrease in advertising cost
1.5
Decrease due to review of advertising costs by brand
*Cost reduction
1.4
Raw material 0.1, Shonan plant 0.7, Shiga plant of Kirin Brewery 0.6
Labour cost
0.6
Decrease in temporary staff cost
Depreciation
(0.3)
Increase in depreciation of vending machine
Transportation
(0.3)
Increase by rise sales volume
Vending machine cost
(0.4)
Increase in reduction of provisions for repairs of vending machines
Others
(2.0)
Increase in information processing fees,etc.
*Change in the composition of container, etc.
(2.7)
Change in composition ratio of container can (1%), small-size PET bottles 3%, Change in unit price of container:increase in 280 PET bottles, cost increase
Sales promotion costs
(3.7)
Increase due to sale volume increase and strengthening of core brand
2006 Operating income
17.1
1.0
0
5
10
15
20
25
30
35
40

* represents the details of increase(decrease) in Operating income

(3)Sales Performance

<Sales by Category (Consolidated):

(10,000 cases)

Soft drink beverages			2005 Actual Sales Volume	2005 Actual Composition ratio	2006 Actual Sales Volume	2006 Actual Composition ratio	2006 Actual Increase (decrease)	2006 Actual Percentage over the previous year	2007 Forecast Sales Volume	2007 Forecast Composition ratio	2007 Forecast Increase (decrease)	2007 Forecast Percentage over the previous year
Category	Tea drinks	Japanese Tea	3,640	20%	3,389	18%	(251)	93%	3,600	17%	211	106%
		Oolong Tea	684	4%	396	2%	(288)	58%	300	1%	(96)	76%
		Black tea	3,191	17%	3,744	20%	553	117%	3,900	18%	156	104%
		Sub-total	7,515	41%	7,529	40%	14	100%	7,800	36%	271	104%
	Functional drinks		1,529	8%	932	5%	(597)	61%	1,600	8%	668	172%
	Coffee		3,191	17%	3,322	17%	131	104%	3,550	17%	228	107%
	Fruit and vegetable juice		2,130	12%	2,469	13%	339	116%	2,550	12%	81	103%
	Carbonated beverage		636	3%	671	3%	35	106%	700	3%	29	104%
	Other		3,103	17%	3,795	20%	692	122%	4,520	21%	725	119%
	Domestic soft drink beverage market total		18,104	98%	18,718	98%	614	103%	20,720	97%	2,002	111%
Overseas markets	Overseas soft drink beverage market total		354	2%	473	2%	119	134%	680	3%	207	144%
Total	Soft drink beverages total		18,458	100%	19,191	100%	733	104%	21,400	100%	2,209	112%

<Sales by Container Type (Consolidated)>

(10,000 cases)

Container Type	Category	Details	2005 Actual Sales Volume	2005 Actual Composition ratio	2006 Actual Sales Volume	2006 Actual Composition ratio	2006 Actual Increase (decrease)	2006 Actual Percentage over the previous year	2007 Forecast Sales Volume	2007 Forecast Composition ratio	2007 Forecast Increase (decrease)	2007 Forecast Percentage over the previous year
Cans	Can	Including bottle styled cans	4,155	22%	4,104	21%	(51)	99%	4,200	20%	96	102%
PET Bottles	Large-sized PET Bottles	2L	3,526	19%	3,674	19%	148	104%	4,500	21%	826	122%
		1.5L, 1L, 900ml, 750ml	1,393	8%	1,431	7%	38	103%	1,600	7%	169	112%
		Large-sized PET Bottles total	4,919	27%	5,105	26%	186	104%	6,100	28%	995	119%
	Small-sized PET Bottles	500ml	4,784	26%	4,973	27%	189	104%	5,600	26%	627	113%
		350ml or less	1,930	10%	2,208	12%	278	114%	2,500	12%	292	113%
		Small-sized PET Bottles total	6,714	36%	7,181	39%	467	107%	8,100	38%	919	113%
		PET Bottles total	11,633	63%	12,286	65%	653	106%	14,200	66%	1,914	116%
Other containers	One-way/Returnable bottles, paper, gifts, etc		2,318	13%	2,328	12%	12	101%	2,320	11%	(8)	100%
Overseas markets	Soft drink beverages total		354	2%	473	2%	119	134%	680	3%	207	144%
All containers	Container total		18,458	100%	19,191	100%	733	104%	21,400	100%	2,209	112%

February 7, 2007

For Immediate Release

Company Name: Kirin Brewery Company, Limited
(Stock Code: 2503)
Name of Representative: Kazuyasu Kato, President and Representative Director
Direct your queries to: Kensuke Suzuki,
(Title) General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division
(Tel: +81-3-5540-3455)

Notification with Respect to Corporate Split in Connection with Implementation of Pure Holding Company System and Change of Corporate Name

In connection with the implementation of pure holding company system by Kirin Brewery Company, Limited (the "Company" or the "Transferor Company") in July 2007 as already announced on May 11, 2006, the Company's Board of Directors resolved, at the meeting of the Board of Directors held on February 7, 2007, to implement a corporate split (the "Corporate Split") of its domestic alcoholic beverage business, pharmaceutical business and common support functions business effective as of July 1, 2007 and to transfer such businesses to its wholly owned subsidiaries, Kirin Holdings Company, Limited ("Kirin Holdings") (the corporate name of Kirin Holdings Company, Limited is expected to change to Kirin Brewery Company, Limited as of July 1, 2007), Kirin Pharma Company, Limited ("Kirin Pharma") and Kirin Business Expert Company, Limited ("Kirin Business Expert"), respectively, as the succeeding companies (together, the "Succeeding Companies"). The Company plans to hold a general meeting of shareholders on March 28, 2007 and will submit the foregoing resolution for approval, and in connection therewith, we would like to provide the following notice.

Following the Corporate Split, the Company will be structured into a pure holding company that holds all of the Succeeding Companies' shares of common stock, and the Company's corporate name is expected to change to Kirin Holdings Company, Limited as of July 1, 2007. The change of the corporate name is conditioned on the approval by a general meeting of shareholders planned to be held on March 28, 2007 to amend appropriate parts of the Company's Articles of Incorporation.

1. Purpose of Corporate Split

The business environment has been changing rapidly as consumer needs have been diversifying, the structure of markets and distribution systems have changed, competition among companies has intensified and globalization has advanced. Amid this environment, in order to make the group management more dynamic and competitive, and to realize a dramatic allocation of resources to growth areas, expansion of synergistic effects inherent in the Kirin Group (the "Group"), and enhancement of the autonomy, mobility and flexibility of each business, the Company determined that it is appropriate to implement a pure holding company system.

The Company plans to implement the Corporate Split of its domestic alcoholic beverage business, pharmaceutical business and common support function business and transfer such businesses to, and integrate such businesses into, each of the Succeeding Companies, with the following goals for each of the Succeeding Companies. With respect to the domestic alcoholic beverage business and pharmaceutical business, Kirin Holdings and Kirin Pharma aim to improve their ability to respond to market conditions and changes in the environment in order to promote further growth based on their autonomous management. With respect to the common support functions business, Kirin Business Expert will seek to rationalize group-wide common support functions, including accounting and personnel functions.

The Company will continue to make efforts to further enhance the Group's corporate value and will commit itself, as a pure holding company, to (i) promote Group-wide management strategies, promote investment decisions and financial strategies that are ideal for the Group and the Group-wide use of technologies resulting from R&D activities and intellectual property, (ii) create and expand new businesses and (iii) strengthen the synergies between businesses.

2. Outline of Corporate Split

(1) Schedule of Corporate Split

Meeting of the Board of Directors for Approval of Corporate Split	Wednesday, February 7, 2007
Execution of the Corporate Split Agreements	Wednesday, February 7, 2007
General Meetings of Shareholders of the Succeeding Companies for Approval of Corporate Split	Tuesday, March 27, 2007 (planned)
General Meetings of Shareholders of the Company for Approval of Corporate Split	Wednesday, March 28, 2007 (planned)
Effective Date of Corporate Split	Sunday, July 1, 2007 (planned)

(2) Method of Corporate Split

The Company, as the Transferor Company, will physically transfer (*Butteki Bunkatsu*) certain of its businesses to Kirin Holdings, Kirin Pharma and Kirin Business Expert, as the Succeeding Companies.

(3) Number of shares to be allotted

The Company will receive an allotment of 200 shares of Kirin Holdings, 10,000 shares of Kirin Pharma and 40,000 shares of Kirin Business Expert, respectively.

(4) Basis for calculation of number of shares to be allotted

a. Basis and background of calculation

As the Succeeding Companies are the Company's wholly owned subsidiaries, and the Corporate Split will be implemented pursuant to a *Butteki Bunkatsu,* the Company and each of the Succeeding Companies have discussed and determined the number of shares to be allocated from the Succeeding Companies to the Company based on the amount of net assets per share, among other factors.

b. Relationship with Appraiser

No appraisal by a third party financial institution has been conducted regarding the fairness of such share allotments since this corporate split scheme is a split (*Kyushu Bunkatsu* and *Butteki Bunkatsu*) in which the Company's wholly owned subsidiaries succeed the Company's businesses.

(5) Reduction of capital due to Corporate Split

None.

(6) The Company's treatment of stock acquisition rights and bonds with stock acquisition rights

The Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

(7) Rights and obligations to be transferred to the Succeeding Company

Except as otherwise provided in the Corporate Split Agreement entered into between the Company and Kirin Holdings dated as of February 7, 2007, Kirin Holdings will assume, as of the effective date of the Corporate Split, all assets and rights that the Company then holds for the operation of its domestic alcoholic beverage business, liabilities and obligations incidental thereto and other rights and obligations with regard to the above.

Except as otherwise provided in the Corporate Split Agreement entered into between the Company and Kirin Pharma dated as of February 7, 2007, Kirin Pharma will assume, as of the effective date of the Corporate Split, all assets and rights that the Company then holds for the operation of its pharmaceutical business, liabilities and obligations incidental thereto and other rights and obligations with regard to the above.

Except as otherwise provided in the Corporate Split Agreement entered into between the Company and Kirin Business Expert dated as of February 7, 2007, Kirin Business Expert will assume, as of the effective date of the Corporate Split, all assets and rights that the Company then holds for the operation of its common functions business, liabilities and obligations incidental thereto and other rights and obligations with regard to the above.

(8) Prospect of performance of obligations

The Company took into account the assets and liabilities of the Company and each of the Succeeding Companies stated in their balance sheet for their respective most recently ended fiscal years in order to account for the amount of assets and liabilities to be succeeded by each of the Succeeding Companies. The Company also considered the post-Corporate Split assets and liabilities as well as the revenue outlook for the Company and each of the Succeeding Companies. As a result, the Company determined that, after the Corporate Split, all obligations to be incurred by the Company and the Succeeding Companies are likely to be fully performed, because the Company does not presently foresee any difficulties which potentially prevent the performance of such obligations. As a result of the obligations and responsibilities being transferred to the Succeeding Companies, the Company shall be released from such obligations and responsibilities.

3. Outline of the parties

(1) Transferor Company

(1)	Trade name		Kirin Brewery Company, Limited (The Company's name is expected to be changed to "Kirin Holdings, Co., Ltd." as of July 1, 2007.)
(2)	Main business		Manufacturing and sales of beer, pharmaceutical products, etc.
(3)	Date of incorporation		February 23, 1907
(4)	Address of head office		10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
(5)	Name and title of representative		Kazuyasu Kato, President and Representative Director
(6)	Common stock		102,045 million yen (as of December 31, 2006)
(7)	Outstanding shares		984,508,387 shares (as of December 31, 2006)
(8)	Net assets		1,043,724 million yen (consolidated) (as of December 31, 2006)
(9)	Total assets		1,963,586 million yen (consolidated) (as of December 31, 2006)
(10)	Fiscal year end		December 31
(11)	Number of employees		23,332 (consolidated) (as of December 31, 2006)
(12)	Main business partners		Domestic and overseas alcoholic beverage wholesalers and distributors, domestic and overseas alcoholic beverage manufactures
(13)	Composition of major shareholders and shareholding ratios (as of December 31, 2006)		Moxley & Co. (5.07%) Meiji Yasuda Life Insurance Company (4.44%) Japan Trustee Service Bank Ltd. (Trust account) (3.91%)
(14)	Main financing banks		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Norinchukin Bank
(15)	Relationship between the parties concerned	Capital relationship	The Succeeding Companies are wholly owned subsidiaries of the Transferor Company.
		Personnel relationship	Certain employees of the Transferor Company have been seconded as officers of the Succeeding Companies.
		Transaction relationship	There are no significant transactions.
		Status of relationships with related parties	The Transferor Company is a 100% parent company of each Succeeding Company.

(16) Business results for the three most recent fiscal years

(millions of yen)

	Kirin Brewery Company, Limited (consolidated)		
Fiscal year end	Fiscal Year ended December 2004	Fiscal Year ended December 2005	Fiscal Year ended December 2006
Net sales	1,654,886	1,632,249	1,665,946
Operating income	109,392	111,708	116,358
Ordinary income	106,562	114,881	120,865
Net income	49,099	51,263	53,512
Net income per share (yen)	50.58	53.23	55.98
Dividend per share (yen)	13.50	14.50	17.00
Net assets per share (yen)	888.65	1,016.74	1,040.44

(2) Succeeding Companies

(1)	Trade name		Kirin Holdings Company, Limited (The Company's name is expected to be changed to "Kirin Brewery, Co., Ltd." as of July 1, 2007.)	Kirin Pharma Company, Limited	Kirin Business Expert Company, Limited
(2)	Main business		No business has been conducted before the Corporate Split.	No business has been conducted before the Corporate Split.	No business has been conducted before the Corporate Split.
(3)	Date of incorporation		March 2, 1998	April 25, 1958	August 14, 1980
(4)	Address of head office		10-1, Shinkawa 2-chome, Chuo-ku, Tokyo	26-1, Jingumae 6-chome, Shibuya-ku, Tokyo	26-1, Jingumae 6-chome, Shibuya-ku, Tokyo
(5)	Name and title of representative		Senji Miyake, President and Representative Director	Katsuhiko Asano, President and Representative Director	Mamoru Yokomatsu, President and Representative Director
(6)	Common stock		10 million yen (as of December 31, 2006)	10 million yen (as of December 31, 2006)	80 million yen (as of December 31, 2006)
(7)	Outstanding shares		200 shares (as of December 31, 2006)	20,000 shares (as of December 31, 2006)	160,000 shares (as of December 31, 2006)
(8)	Net assets		18 million yen (non-consolidated) (as of December 31, 2006)	467 million yen (non-consolidated) (as of December 31, 2006)	-8 million yen (non-consolidated) (as of December 31, 2006)
(9)	Total assets		18 million yen (non-consolidated) (as of December 31, 2006)	467 million yen (non-consolidated) (as of December 31, 2006)	49 million yen (non-consolidated) (as of December 31, 2006)
(10)	Fiscal year end		December 31	December 31	December 31
(11)	Number of employees		0 (non-consolidated) (as of December 31, 2006)	0 (non-consolidated) (as of December 31, 2006)	0 (non-consolidated) (as of December 31, 2006)
(12)	Major business partners		None	None	None
(13)	Major shareholders and shareholding ratios (as of December 31, 2006)		Kirin Brewery Company, Limited 100%	Kirin Brewery holds all 10,000 outstanding shares (excluding 10,000 treasury shares owned by Kirin Pharma)	Kirin Brewery Company, Limited 100%
(14)	Main financing banks		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationship between the parties concerned	Capital relationship	The Succeeding Company is a wholly owned subsidiary of the Transferor Company.	The Succeeding Company is a wholly owned subsidiary of the Transferor Company.	The Succeeding Company is a wholly owned subsidiary of the Transferor Company.

	Personnel relationship	Certain employees of the Transferor Company have been seconded as officers of the Succeeding Company.	Certain employees of the Transferor Company have been seconded as officers of the Succeeding Company.	Certain employees of the Transferor Company have been seconded as officers of the Succeeding Company.
	Transaction relationship	There are no significant transactions.	There are no significant transactions.	There are no significant transactions.
	Status of relationships with related parties	The Succeeding Company is a wholly owned subsidiary of the Transferor Company.	The Succeeding Company is a wholly owned subsidiary of the Transferor Company.	The Succeeding Company is a wholly owned subsidiary of the Transferor Company.

(16) Business results for the most recent three fiscal years

(millions of yen)

	Kirin Holdings Company, Limited (non-consolidated)			Kirin Pharma Company, Limited (non-consolidated)			Kirin Business Expert Company, Limited (non-consolidated)		
Fiscal year end	FY ended December 2004	FY ended December 2005	FY ended December 2006	FY ended December 2004	FY ended December 2005	FY ended December 2006	FY ended December 2004	FY ended December 2005	FY ended December 2006
Net sales	—	—	—	6,945	3,083	—	8,181	7,224	—
Operating income	- 0	- 0	- 0	527	176	- 7	38	33	- 19
Ordinary income	- 0	- 0	- 0	669	318	1,494	38	33	- 25
Net income	- 0	- 0	- 0	534	498	1,797	24	- 71	- 25
Net income per share (yen)	- 1,864	- 548	- 1,893	26,708	24,943	179,745	153	- 444	- 159
Dividend per share (yen)	—	—	—	16,500	—	230,000	137.5	—	—
Net assets per share (yen)	93,070	92,522	90,628	175,711	184,848	46,741	688	107	- 52

(Note) Net income per share, dividend per share and net assets per share of Kirin Pharma are calculated by deducting 10,000 treasury shares from the aggregate number of outstanding shares.

4. Outline of businesses to be split and transferred

(1) Main businesses to be split and transferred

Alcoholic beverage business, pharmaceutical business, and common support function business

(2) Operating results of the businesses to be split and transferred

(hundred-million yen)

	Domestic alcoholic beverage business (a)	Result at FY ended December 2006 (b)	Ratio (a／b)
Net sales	8,851	9,607	92.04%
Gross profit	2,609	3,140	83.11%
Operating income	545	599	90.99%

	Pharmaceutical business (a)	Result at FY ended December 2006 (b)	Ratio (a／b)
Net sales	618	9,607	6.44%
Gross profit	513	3,140	16.34%
Operating income	105	599	17.63%

	Common support function business (a)	Result at FY ended December 2006 (b)	Ratio (a／b)
Net sales	—	9,607	—
Gross profit	—	3,140	—
Operating income	- 48	599	- 8.09%

(3) Line-items and value of assets and liabilities of the businesses to be split and transferred

The Company will disclose the recent line-items and book values of assets and liabilities to be transferred to Kirin Holdings, Kirin Pharma and Kirin Business Expert, respectively, upon the implementation of the Corporate Split, as soon as such line-items and book values are determined.

5. Post-Corporate Split status of the Company as a listed company

(1)	Trade name	Kirin Brewery Company, Limited (The Company's name is expected to be changed to "Kirin Holdings, Co., Ltd." as of July 1, 2007.)
(2)	Main business	Pure holding company
(3)	Address of head office	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
(4)	Name and title of representative	Kazuyasu Kato, President and Representative Director
(5)	Common stock	102,045,793,357 yen
(6)	Net assets	There will be no changes in net assets (consolidated) due to the Corporate Split.
(7)	Total assets	There will be no changes in total assets (consolidated) due to the Corporate Split.
(8)	Fiscal year end	December 31

(9) Outline of accounting treatment

Because the Corporate Split will be implemented among the same group companies (as classified for the purpose of the corporate integral accounting), there will be no effect on the Company's profit and loss. Furthermore, there will be no goodwill of business to be produced due to the Corporate Split.

(10) Prospects of impact on business results due to Corporate Split

1) Prospects of consolidated business results after the Corporate Split

Because each of the Succeeding Company is a wholly owned subsidiary of the Company, impact of the Corporate Split on the Company's consolidated business result is expected to be insignificant.

2) Prospects of non-consolidated business results after the Corporate Split

Because the Company's main business will be transferred to the Succeeding Companies upon the implementation of the Corporate Split, the Company expects to record dividends income, among other things, from each of its group companies, and the Company, as the holding company, will bear certain of the operating costs.

<Attachment>

[Group Organizational Chart as of July 1, 2007]



Kirin Holdings, Co. Ltd.
Operating Companies
Kirin Brewery Co., Ltd.
Corporate Split
Mercian Corporation
Business/ Capital Alliance
Kirin Beverage Co., Ltd.
Wholly owned subsidiary
Lion Nathan Ltd.
Kirin (China) Investment Co., Ltd
Other overseas operating companies
Kirin Pharma Co., Ltd.
Corporate Split
Kirin YakultNextStage Co., Ltd.
Joint Venture
Kirin Food-Teck Co., Ltd.
Wholly owned subsidiary
Kirin Agribio Co., Ltd.
Wholly owned subsidiary
Yonekyu Co., Ltd.
Nagano Tomato Co., Ltd.
Other operating companies
Function-oriented Companies
Kirin Business Expert Co., Ltd.
Corporate Split
Kirin Business System Co., Ltd.
Kirin Real Estate
Affiliated Companies
Kirin Distillery Co., Ltd.
Kirin Communication Stage Co., Ltd.
Kirin Logistics Co., Ltd.
Kirin Engineering Co., Ltd.
Nippon Liquor Ltd.
Koiwai Daily Products Co., Ltd.
Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd.
Kirin Zhuai Co., Ltd.
Daliah Daxue Brewery Co., Ltd.
Hangzhou Qiandaohu Brewery Co., Ltd.
Gremini Science, Inc.
Kirin-Amgen Inc.
Jeil-Kirin Pharmaceutical Inc.
PT. Kirin-Miwon Foods
Japan Potato Corp.
Domestic Alcohol Business
Soft Drinks Business
Overseas Alcohol Business
Pharmaceuticals Business
Health & Functional Foods Business
Seasoning Business
Agribio Business

February 7, 2007

For Immediate Release

Company Name: Kirin Brewery Company, Limited
(Stock Code: 2503)
Name of Representative: Kazuyasu Kato, President and Representative Director
Direct your queries to: Kensuke Suzuki,
(Title) General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division
(Tel: +81-3-5540-3455)

English Language Summary of the Amendment to Extraordinary Report
(Rinjihokoku-sho no Teiseihoukoku-sho)

1. Reasons for Submission

On May 12, 2006, Kirin Brewery Company, Limited (the "Company") submitted, pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan (the "SEL") and Article 19, Paragraph 2, Section 7 of the Cabinet Office ordinance concerning disclosure of business enterprises' conditions and other matters, an extraordinary report (the "Extraordinary Report") to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance Japan with respect to the approval by its Board of Directors to implement a pure holding company system in July 2007. At the meeting of the Board of Directors held on February 7, 2007, the Board approved the relevant corporate split agreements (effective as of July 1, 2007) in connection with the implementation of the pure holding company system, and the Company made an announcement thereof on the same day. Accordingly, pursuant to Article 24-5, Paragraph 5 of the SEL, the Company would like to submit this amendment to the Extraordinary Report (the "Amendment").

2. Contents of Report

[Before this Amendment]

1. Corporate name, address of the head office, name of the representative, amount of capital and main business of a succeeding company that will succeed certain of the businesses from the Company upon the implementation of a corporate split (the "Corporate Split") (*Kyushu Bunkatsu* the Company Law of Japan)
2. Purpose of the Corporate Split (Background and objective to implement a pure holding company system)
3. Method of the Corporate Split and details of schemes/agreements with respect to the Corporate Split

[As amended by this Amendment]

(A) Corporate Split implemented to transfer the Company's domestic alcoholic beverage business to Kirin Holdings Company, Limited ("Kirin Holdings")

1. Outline of Kirin Holdings
2. Purpose of the Corporate Split
3. Method of the Corporate Split and details with respect to share allotment/agreements pursuant to the Corporate Split (Note)
4. Basis for the calculation of share allotment pursuant to the Corporate Split
5. Outline of Kirin Holdings after the Corporate Split

(B) Corporate Split implemented to transfer the Company's pharmaceutical business to Kirin Pharma Company, Limited ("Kirin Pharma")

1. Outline of Kirin Pharma
2. Purpose of the Corporate Split
3. Method of the Corporate Split and details with respect to share allotment/agreements pursuant to the Corporate Split (Note)
4. Basis for the calculation of share allotment pursuant to the Corporate Split
5. Outline of Kirin Pharma after the Corporate Split

(C) Corporate Split implemented to transfer the Company's common support functions business (including personnel, accounting, administrative and procurement) to Kirin Business Expert Company, Limited ("Kirin Business Expert")

1. Outline of Kirin Business Expert
2. Purpose of the Corporate Split
3. Method of the Corporate Split and details with respect to share allotment/agreements pursuant to the Corporate Split (Note)
4. Basis for the calculation of share allotment pursuant to the Corporate Split
5. Outline of Kirin Business Expert after the Corporate Split

(Note) The full text of each of the following agreements is included in sub-section 3 of Section 2(A), 2(B) and 2(C) above, respectively:

- Unexecuted copy of the Corporate Split Agreement between Kirin Brewery Company, Limited and Kirin Holdings Company, Limited, dated February 7, 2007
- Unexecuted copy of the Corporate Split Agreement between Kirin Brewery Company, Limited and Kirin Pharma Company, Limited, dated February 7, 2007
- Unexecuted copy of the Corporate Split Agreement between Kirin Brewery Company, Limited and Kirin Business Expert Company, Limited, dated February 7, 2007

February 7, 2007

For Immediate Release

Company Name: Kirin Brewery Company, Limited
(Stock Code: 2503)
Name of Representative: Kazuyasu Kato, President and Representative Director
Direct your queries to: Kensuke Suzuki,
(Title) General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division
(Tel: +81-3-5540-3455)

Notification with Respect to Corporate Split ("*Kan-i Bunkatsu*")

At the meeting of the Board of Directors held on February 7, 2007, the Board resolved to implement a corporate split (*Kan-i Bunkatsu*) (the "Corporate Split") of the agribio business, IT service business and hotel management business of Kirin Brewery Company, Limited (the "Company" or the "Transferor Company") effective as of April 1, 2007 and to transfer such businesses to its wholly owned subsidiaries, Kirin Agribio Company, Limited ("Kirin Agribio"), Kirin Business System Co., Ltd. ("Kirin Business System") and Kirin Hotel Development Co., Ltd. ("Kirin Hotel Development"), respectively, as the succeeding companies (together, the "Succeeding Companies"). In connection with such resolution, we provide the following notice.

1. Purpose of Corporate Split

The Company plans to implement the Corporate Split of its agribio business, IT service business and hotel management business and transfer such businesses to, and integrate such business into, each of the Succeeding Companies, with the goal of promoting autonomous management of such businesses by each of the Succeeding Companies.

2. Outline of Corporate Split

(1) Schedule

Meeting of the Board of Directors for Approval of Corporate Split	Wednesday, February 7, 2007
Execution of the Corporate Split Agreements	Wednesday, February 7, 2007
General Meetings of Shareholders of the Succeeding Companies for Approval of Corporate Split	Friday, March 23, 2007 (planned)
Effective Date of Corporate Split	Sunday, April 1, 2007 (planned)

Note: The Corporate Split takes the form of a *Kan-i Bunkatsu*, and the Company, as the Transferor Company, will not hold a general meeting of shareholders.

(2) Method of Corporate Split

The Company, as the Transferor Company, will physically transfer (*Butteki Bunkatsu*) certain of its businesses to Kirin Agribio, Kirin Business System and Kirin Hotel Development, as the Succeeding Companies.

(3) Number of shares to be allotted

The Company will receive an allotment of 2,000 shares of Kirin Agribio, 500 shares of Kirin Business System and 300 shares of Kirin Hotel Development, respectively.

(4) Basis for calculation of number of shares to be allotted

As the Succeeding Companies are the Company's wholly owned subsidiaries, and the Corporate Split will be implemented pursuant to a *Butteki Bunkatsu*, the Company and each of the Succeeding Companies have discussed and determined the number of shares to be allocated from the Succeeding Companies to the Company based on the amount of net assets per share, among other factors. No appraisal by a third party financial institution has been conducted regarding the fairness of such share allotments since this corporate split scheme is a split (*Kyushu Bunkatsu* and a *Butteki Bunkatsu*) in which the Company's wholly owned subsidiaries succeed the Company's businesses.

(5) Reduction of capital due to Corporate Split

None.

(6) The Company's treatment of stock acquisition rights and bonds with stock acquisition rights

The Company has not issued any stock acquisition rights or bonds with stock acquisition rights.

(7) Rights and obligations to be transferred to the Succeeding Company

Except as otherwise provided in the Corporate Split Agreement entered into between the Company and Kirin Agribio dated as of February 7, 2007, Kirin Agribio will assume, as of the effective date of the Corporate Split, all assets and rights that the Company then holds for the operation of its agribio business, liabilities and obligations incidental thereto and other rights and obligations with regard to the above.

Except as otherwise provided in the Corporate Split Agreement entered into between the Company and Kirin Business System dated as of February 7, 2007, Kirin Business System will assume, as of the effective date of the Corporate Split, all assets and rights that the Company then holds for the operation of its IT service business, liabilities and obligations incidental thereto and other rights and obligations with regard to the above.

Except as otherwise provided in the Corporate Split Agreement entered into between the Company and Kirin Hotel Development dated as of February 7, 2007, Kirin Hotel Development will assume, as of the effective date of the Corporate Split, all assets and rights that the Company then holds for the operation of its hotel management business, liabilities and obligations incidental thereto and other rights and obligations with regard to the above.

(8) Prospect of performance of obligations

The Company took into account the assets and liabilities of the Company and each of the Succeeding Companies stated in their balance sheet for their respective most recently ended fiscal years in order to account for the amount of assets and liabilities to be succeeded by each of the Succeeding Companies. The Company also considered the post-Corporate Split assets and liabilities as well as the revenue outlook for the Company and each of the Succeeding Companies. As a result, the Company determined that, after the Corporate Split, all obligations to be incurred by the Company and the Succeeding Companies are likely to be fully performed, because the Company does not presently foresee any difficulties which potentially prevent the performance of such obligations. As a result of the obligations and responsibilities being transferred to the Succeeding Companies, the Company shall be released from such obligations and responsibilities.

3. Outline of the parties

(1) Transferor Company

(1)	Trade name	Kirin Brewery Company, Limited
(2)	Main business	Manufacturing and sales of beer, pharmaceutical products, etc.
(3)	Date of incorporation	February 23, 1907
(4)	Address of head office	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
(5)	Name and title of representative	Kazuyasu Kato, President and Representative Director
(6)	Common stock	102,045 million yen (as of December 31, 2006)
(7)	Outstanding shares	984,508,387 shares (as of December 31, 2006)
(8)	Net assets	1,043,724 million yen (consolidated) (as of December 31, 2006)
(9)	Total assets	1,963,586 million yen (consolidated) (as of December 31, 2006)
(10)	Fiscal year end	December 31
(11)	Major shareholders and shareholding ratios (as of December 31, 2006)	Moxley & Co. (5.07%) Meiji Yasuda Life Insurance Company (4.44%) Japan Trustee Services Bank, Ltd. (Trust account) (3.91%)

(2) Succeeding Companies

(1)	Trade name	Kirin Agribio Company, Limited	Kirin Business System Co., Ltd.	Kirin Hotel Development Co., Ltd.
(2)	Main business	Flowers, seeds and seedings business	Information processing service business	Hotel business
(3)	Date of incorporation	June 20, 1995	May 10, 1988	September 1, 1998
(4)	Address of head office	24-2, Hatchobori 2-chome, Chuo-ku, Tokyo	26-1, Jingumae 6-chome, Shibuya-ku, Tokyo	4-1, Shioe 1-chome, Amagasaki-shi, Hyogo
(5)	Name and title of representative	Manabu Matsuo, President and Representative Director	Masayuki Tamura, President and Representative Director	Shiro Atsumi, President and Representative Director
(6)	Common stock	30 million yen (as of September 30, 2006)	50 million yen (as of December 31, 2006)	10 million yen (as of December 31, 2006)
(7)	Outstanding shares	80,000 shares (as of September 30, 2006)	1,000 shares (as of December 31, 2006)	200 shares (as of December 31, 2006)
(8)	Net assets	-146 million yen (non-consolidated) (as of September 30, 2006)	951 million yen (non-consolidated) (as of December 31, 2005)	42 million yen (non-consolidated) (as of December 31, 2005)
(9)	Total assets	889 million yen (non-consolidated) (as of September 30, 2006)	3,271 million yen (non-consolidated) (as of December 31, 2005)	128 million yen (non-consolidated) (as of December 31, 2005)
(10)	Fiscal year end	September 30	December 31	December 31
(11)	Major shareholders and shareholding	Kirin Brewery Company, Limited 100%	Kirin Brewery Company, Limited holds all 500	Kirin Brewery Company, Limited 100%

		outstanding shares (excluding 500 treasury shares held by Kirin Business System)	

4. Outline of businesses to be split and transferred

(1) Main businesses to be split and transferred

Agribio business, information processing service business, and hotel business

(2) Operating results of the businesses to be split and transferred

(hundred-million yen)

	Agribio business (a) *1	Result at FY ended December 2006 (b)	Ratio (a／b)
Net sales	–	9,607	–
Gross profit	–	3,140	–
Operating income	–	599	–

*1: 0 billion yen is recorded as non-operating income.

	Information processing service business (a)	Result at FY ended December 2006 (b)	Ratio (a／b)
Net sales	–	9,607	–
Gross profit	–	3,140	–
Operating income	-9	599	-1.60%

	Hotel business (a) *2	Result at FY ended December 2006 (b)	Ratio (a／b)
Net sales	–	9,607	–
Gross profit	–	3,140	–
Operating income	–	599	–

*2: -100 million yen is recorded as non-operating expenses.

(3) Line-items and value of assets and liabilities of the businesses to be split and transferred (as of December 31, 2006)

The Company will disclose the recent line-items and book values of the assets and liabilities to be transferred to Kirin Agribio, Kirin Business System and Kirin Hotel Development, respectively, upon the implementation of the Corporate Split, as soon as such line-items and book values are determined.

5. Post-Corporate Split status of the Company as a listed company

(1)	Trade name	Kirin Brewery Company, Limited (The Company's name is expected to be changed to "Kirin Holdings, Co., Ltd." as of July 1, 2007.)
(2)	Main business	Manufacturing and sales of beer, pharmaceutical products, etc. (The Company plans to become a pure holding company as of July 1, 2007.)
(3)	Address of head office	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
(4)	Name and title of representative	Kazuyasu Kato, President and Representative Director
(5)	Common stock	102,045,793,357 yen
(6)	Fiscal year end	December 31

(7) Prospects of impact on business results due to Corporate Split

1) Prospects of consolidated business results after the Corporate Split

Because each of the Succeeding Company is a wholly owned subsidiary of the Company, impact of the Corporate Split on the Company's consolidated business result is expected to be insignificant.

2) Prospects of non-consolidated business results after the Corporate Split

Impact of the Corporate Split, which will be implemented on April 1, 2007, on the Company's non-consolidated business result is expected to be insignificant. From July 1, 2007, the Company expects to record dividends income, among other things, from each of its group companies, and the Company, as the holding company, will bear certain of the operating costs.